Exhibit 99.1
CELESTICA INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024

In this Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), "Celestica," the "Company," "we," "us," and "our" refer to Celestica Inc. and its subsidiaries. This MD&A should be read in conjunction with our September 30, 2024 unaudited interim condensed consolidated financial statements (Q3 2024 Interim Financial Statements), and our Annual Report on Form 20-F for the year ended December 31, 2023 (2023 20-F), including our 2023 audited consolidated financial statements (2023 AFS) contained therein, which we prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Unless otherwise noted, all dollar amounts are expressed in United States (U.S.) dollars. As used herein, "Q1," "Q2," "Q3," and "Q4" followed by a year refers to the first quarter, second quarter, third quarter and fourth quarter of such year, respectively. The nine months ended September 30, 2024 is referred to herein as "YTD 2024" and the nine months ended September 30, 2023 is referred to herein as "YTD 2023." The information in this discussion is provided as of October 23, 2024 unless we indicate otherwise.

Certain statements contained in this MD&A constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (U.S. Securities Act), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (U.S. Exchange Act), and contain forward-looking information within the meaning of Canadian securities laws. Such forward-looking information includes, without limitation, statements related to: our priorities, intended areas of focus, targets, objectives, and goals; trends in the electronics manufacturing services (EMS) industry and our segments (and/or their constituent businesses) and their anticipated impact; the anticipated impact of current market conditions and customer-specific factors on each of our segments (and/or their constituent businesses) and near term expectations; potential restructuring and divestiture actions; our anticipated financial and/or operating results and outlook, including expected revenue increases and decreases, as well as growth in certain businesses and end markets; our intention to early terminate our current normal course issuer bid (NCIB) and concurrently launch a new NCIB; anticipated terms of a new NCIB; our strategies; our credit risk; the potential impact of acquisitions, or program wins, transfers, losses or disengagements; materials, component and supply chain constraints; anticipated expenses, capital expenditures and other working capital requirements and contractual obligations (and intended methods of funding such items); the impact of our price reductions and longer payment terms; our intended repatriation of certain undistributed earnings from foreign subsidiaries (and amounts we do not intend to repatriate in the foreseeable future); the potential impact of tax and litigation outcomes; our ability to use certain tax losses; intended investments in our business; the potential impact of the pace of technological changes, customer outsourcing, program transfers, and the global economic environment; the impact of our outstanding indebtedness; liquidity and the sufficiency of our capital resources; financial statement estimates and assumptions; potential adverse impacts of events outside of our control (including those described under "External factors that may impact our business" below) (External Events); mandatory prepayments under our credit facility; our compliance with covenants under our credit facility; refinancing debt at maturity; income tax incentives; and expectations regarding the acceptance of offers to sell accounts receivable (A/R) under our A/R sales program and supplier financing programs. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “continues,” “project,” “target,” “objective,” "goal," “potential,” “possible,” “contemplate,” “seek,” or similar expressions, or may employ such future or conditional verbs as “may,” “might,” “will,” “could,” “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and for forward-looking information under applicable Canadian securities laws.

Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, risks related to: customer and segment concentration; challenges of replacing revenue from completed, lost or non-renewed programs or customer disengagements; managing our business during uncertain market, political and economic conditions, including among others, global inflation and/or recession, and geopolitical uncertainty and other risks associated with our international operations, including the impact of military actions and conflicts (e.g., the Russia/Ukraine conflict and/or conflicts in the

Middle East area, including the Israel/Hamas/Hezbollah/Iran conflict and those related to the Houthi attacks in the Red Sea), increased tensions between mainland China and Taiwan, protectionism and reactive countermeasures, economic or other sanctions, and/or trade barriers; shipping delays and increased shipping costs (including as a result of shipping disruptions in the Red Sea); managing changes in customer demand; our customers' ability to compete and succeed using products we manufacture and services we provide; delays in the delivery and availability of components, services and/or materials, as well as their costs and quality; our inventory levels and practices; the cyclical and volatile nature of our semiconductor business; changes in our mix of customers and/or the types of products or services we provide, including negative impacts of higher concentrations of lower margin programs; price, margin pressures, and other competitive factors and adverse market conditions affecting, and the highly competitive nature of, the EMS and original design manufacturer (ODM) industries in general and our segments in particular (including the risk that anticipated market conditions do not materialize); challenges associated with new customers or programs, or the provision of new services; interest rate fluctuations; rising commodity, materials and component costs, as well as rising labor costs and changing labor conditions; the outcome and impact of the upcoming presidential election in the U.S; changes in U.S. policies or legislation; customer relationships with emerging companies; recruiting or retaining skilled talent; our ability to adequately protect intellectual property and confidential information; the variability of revenue and operating results; unanticipated disruptions to our cash flows; deterioration in financial markets or the macro-economic environment, including as a result of global inflation and/or recession; maintaining sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities; the expansion or consolidation of our operations; the inability to maintain adequate utilization of our workforce; integrating and achieving the anticipated benefits from acquisitions (including our acquisition of NCS Global Services LLC (NCS)) and "operate-in-place" arrangements; execution and/or quality issues (including our ability to successfully resolve these challenges); non-performance by counterparties; negative impacts on our business resulting from any significant uses of cash, securities issuances, and/or additional increases in third-party indebtedness (including as a result of an inability to sell desired amounts under our uncommitted A/R sales program or supplier financing programs); disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of External Events; defects or deficiencies in our products, services or designs; volatility in the commercial aerospace industry; compliance with customer-driven policies and standards, and third-party certification requirements; negative impacts on our business resulting from our increased third-party indebtedness; declines in U.S. and other government budgets, changes in government spending or budgetary priorities, or delays in contract awards; changes to our operating model; foreign currency volatility; our global operations and supply chain; competitive bid selection processes; our dependence on industries affected by rapid technological change; rapidly evolving and changing technologies, and changes in our customers' business or outsourcing strategies; increasing taxes; tax audits, and challenges of defending our tax positions; obtaining, renewing or meeting the conditions of tax incentives and credits; the management of our information technology systems, and the fact that while we have not been materially impacted by computer viruses, malware, ransomware, hacking incidents or outages, we have been (and may in the future be) the target of such events; the impact of our restructuring actions and/or productivity initiatives, including a failure to achieve anticipated benefits therefrom; the incurrence of future restructuring charges, impairment charges, other unrecovered write-downs of assets (including inventory) or operating losses; the inability to prevent or detect all errors or fraud; compliance with applicable laws and regulations; the potential adverse impact on our Connectivity & Cloud Solutions segment to the extent hyperscaler, artificial intelligence (AI) and data center customers reduce their capital expenditure investments in AI technologies as a result of recent and future regulations; our pension and other benefit plan obligations; changes in accounting judgments, estimates and assumptions; our ability to maintain compliance with applicable credit facility covenants; our total return swap agreement; our ability to refinance our indebtedness from time to time; our credit rating; activist shareholders; current or future litigation, governmental actions, and/or changes in legislation or accounting standards; volatility in our common share price; a lack of acceptance by the Toronto Stock Exchange of a new NCIB; the limitations on common share repurchases, or a determination not to repurchase common shares, under any NCIB; potential unenforceability of judgments; negative publicity; the impact of climate change; our ability to achieve our environmental, social and governance (ESG) targets and goals, including with respect to climate change and greenhouse gas emissions reduction; and our potential vulnerability to take-over or tender offer. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedarplus.ca and www.sec.gov, including in this MD&A, our 2023 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission (SEC), and as applicable, the Canadian Securities Administrators.

Our forward-looking statements are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include: no significant decline in the global economy or in economic activity in our end markets due to a major recession or otherwise; growth in manufacturing outsourcing from customers in diversified markets; continued growth in the advancement and commercialization of AI technologies and cloud computing, supporting sustained high levels of capital expenditure investments by leading hyperscaler, AI and data center customers; no unforeseen disruptions due to geopolitical factors (including war) causing significant negative impacts to economic activity, global or regional supply chains or normal business operations; no unexpected customer or program transfers, losses or disengagements; no unforeseen adverse changes in our mix of businesses; no unforeseen adverse changes in the regulatory environment; no undue negative impact on our customers' ability to compete and succeed using products we manufacture and services we provide; anticipated CCS and ATS revenue growth; continuing operating leverage and improving mix; continued growth in our end markets; no significant unforeseen negative impacts to our operations; no unforeseen materials price increases, margin pressures, or other competitive factors affecting the EMS or ODM industries in general or our segments in particular; our ability to retain programs and customers; the stability of currency exchange rates; the stability of interest rates; compliance by third parties with their contractual obligations; that our customers will retain liability for product/component tariffs and countermeasures; our ability to keep pace with rapidly changing technological developments; the successful resolution of quality issues that arise from time to time; our ability to successfully diversify our customer base and develop new capabilities; our ability to successfully integrate NCS and achieve anticipated financial results and synergies; that NCS provided accurate and complete financial information, and reasonable and good faith financial projections; the availability of capital resources for, and the permissibility under our credit facility of, repurchases of outstanding common shares under NCIBs, acceptance of a new NCIB and compliance with applicable laws and regulations pertaining to NCIBs; the number of outstanding shares; compliance with applicable credit facility covenants; that global inflation will not have a material impact on our revenues or expenses; our maintenance of sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities; as well as those related to the following: fluctuation of production schedules from our customers in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; supplier performance and quality, pricing and terms; the costs and availability of components, materials, services, equipment, labor, energy and transportation; global tax legislation changes; the timing, execution and effect of restructuring actions; the components of our leverage ratios (as defined in our credit facility); anticipated demand levels across our businesses; and the impact of anticipated market conditions on our businesses. Although management believes its assumptions to be reasonable under the current circumstances, they may prove to be inaccurate, which could cause actual results to differ materially (and adversely) from those that would have been achieved had such assumptions been accurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

Celestica's business:

We deliver innovative supply chain solutions globally to customers in two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Our ATS segment consists of our ATS end market, and is comprised of our Aerospace and Defense (A&D), Industrial, HealthTech, and Capital Equipment businesses. Our CCS segment consists of our Communications and Enterprise (servers and storage) end markets. Information regarding our reportable segments is included in note 3 to the Q3 2024 Interim Financial Statements, filed at www.sedarplus.ca and furnished with this MD&A on Form 6-K at www.sec.gov, and in note 25 to the 2023 AFS.

Our customers include original equipment manufacturers (OEMs), cloud-based and other service providers, including hyperscalers, and other companies in a wide range of industries. Our global headquarters are located in Toronto, Ontario, Canada. We operate a network of sites and centers of excellence strategically located in North America, Europe and Asia, with specialized end-to-end supply chain capabilities tailored to meet specific market and customer product lifecycle requirements. We offer a comprehensive range of product manufacturing and related supply chain services, including design and development, new product introduction, engineering services, component sourcing, electronics manufacturing and assembly, testing, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics, asset management, product licensing, and after-market repair, return and IT asset disposition (ITAD) services. Our Hardware Platform Solutions (HPS) offering (within our CCS segment) includes the development of infrastructure platforms, hardware and software design solutions, including open-source software that complements our hardware offerings, and services that can be used as-is, or customized for specific applications in collaboration with our customers, and management of program design and aspects of the supply chain, manufacturing, and after-market support, including ITAD and asset management services. See "Overview — Overview of business environment" in Item 5, Operating and Financial Review and Prospects (Item 5), of our 2023 20-F, for a description of the products and services in each of our segments.

    Our ATS segment businesses typically have higher margin profiles and margin volatility, higher working capital requirements, and longer product life cycles than the traditional businesses in our CCS segment. Our CCS segment is subject to negative pricing pressures driven by the highly competitive nature of this market and is experiencing technology-driven demand shifts, which are not expected to abate. Our traditional CCS segment businesses typically have lower margin profiles, lower working capital requirements, and higher volumes than the businesses in our ATS segment. Within our CCS segment, however, our HPS business (which includes firmware/software enablement across all primary IT infrastructure data center technologies, open source software offerings that complement our hardware platforms, and aftermarket services including ITAD) typically has a higher margin profile than our traditional CCS businesses, but also requires specific investments (including research and development (R&D)) and higher working capital. Our CCS segment generally experiences a high degree of volatility in terms of revenue and product/service mix, and as a result, our CCS segment margin can fluctuate from period to period. In recent periods, we have experienced an increasing shift in the mix of our programs towards cloud-based and other service providers, which are cyclically different from our traditional OEM customers, creating more volatility and unpredictability in our revenue patterns, and additional challenges with respect to the management of our supply chain and working capital requirements.

Overview of business environment:

    The electronics manufacturing services (EMS) industry is highly competitive. Demand can be volatile from period to period, aggressive pricing is a common business dynamic, and customers may shift production between EMS and original design manufacturing (ODM) providers for a variety of reasons. See "Overview — Overview of business environment" in Item 5 of our 2023 20-F for further detail. As a result, customer and segment revenue and mix, as well as overall profitability, are difficult to forecast. The loss of one or more major customers could have a material adverse effect on our operating results, financial position and cash flows.

    Managing our operations is complex, and our financial results often fluctuate, in each case as a result of, among other factors, product lifecycles in the markets we serve, production lead times required by our customers, our ability to secure materials and components, our ability to manage staffing and talent dynamics, rapid shifts in technology, model obsolescence, commoditization of certain products, the emergence of new business models, shifting patterns of demand, the proliferation of software-defined technologies enabling the disaggregation of software and hardware, product oversupply, changing supply chains and customer supply chain requirements, and the build-up by customers of inventory buffers. For example, the shift from traditional network and data center infrastructures to highly scalable, virtualized, cloud-based environments, have adversely impacted some of our traditional CCS segment customers, and favorably impacted our service provider customers and our HPS business.

    Capacity utilization, customer mix and the types of products and services we provide are important factors affecting our financial performance. The number of sites, the location of qualified personnel, the manufacturing and engineering capacity and network, and the mix of business through that capacity are also vital considerations for EMS and ODM providers in terms of generating appropriate returns. Because the EMS industry is working capital intensive, we believe that non-IFRS adjusted return on invested capital (ROIC), which is primarily based on non-IFRS operating earnings (each discussed in "Non-IFRS Financial Measures" below) and investments in working capital and equipment, is an important metric for measuring an EMS provider's financial performance.

External factors that may impact our business:

External factors that could have a material and adverse impact on our industry and/or business include government legislation, regulations, or policies, supplier or customer financial difficulties, natural disasters, fires and related disruptions, political instability, increased political tension between countries (including threats of retaliatory action from the Chinese government due to ongoing tensions between the U.S. and China, and increased tensions between mainland China and Taiwan), geopolitical dynamics, terrorism, armed conflict (including the Russia/Ukraine conflict, and conflicts in the Middle East area, including the Israel/Hamas/Hezbollah/Iran conflict and those related to Houthi attacks in the Red Sea (collectively, Middle East Conflicts)), labor or social unrest, criminal activity, cybersecurity incidents, unusually adverse weather conditions (including those caused by climate change), such as hurricanes, tornados, other extreme storms, wildfires, droughts and floods, disease or illness that affect local, national or international economies, and other risks present in the jurisdictions in which we, our customers, our suppliers, and/or our logistics partners operate. These types of events could disrupt operations at one or more of our sites or those of our customers, component suppliers and/or our logistics partners. These events could also lead to higher costs or supply shortages and may disrupt the delivery of components to us, or our ability to provide finished products or services to our customers, any of which could (and in the case of materials constraints, had in the past and may in the future)

have a material negative impact on our operating results. Neither the Russia/Ukraine conflict, nor the Middle East Conflicts, has had a significant impact on our supply chain, but there can be no assurance that this will continue to be the case. See "Recent Developments — Segment Environment" below and in Item 5 of our 2023 20-F, for a discussion of the impact of global supply chain constraints on our business in recent periods, as well as potential future impacts.

Uncertainties resulting from government policies or legislation, and/or increased political tensions between countries, may adversely affect our business, results of operations and financial condition. In general, changes in social, political, regulatory and economic conditions or in laws and policies governing foreign trade, taxation, manufacturing, clean energy, the healthcare industry, and/or development and investment in the jurisdictions in which we, and/or our customers or suppliers operate, could materially adversely affect our business, results of operations and financial condition. See "Operating Results — Income taxes" below, and Item 3(D), Key Information — Risk Factors, "Our operations have been and could continue to be adversely affected by events outside our control" and "U.S. policies or legislation could have a material adverse effect on our business, results of operations and financial condition" of our 2023 20-F for additional detail.

Governmental actions related to international trade agreements have increased (and could further increase) the cost to our U.S. customers who use our non-U.S. manufacturing sites and components, and vice versa, which may materially and adversely impact demand for our services, our results of operations or our financial condition. In prior periods, our Capital Equipment business and, to a lesser extent, our CCS segment were negatively impacted by U.S. technology export controls with respect to China (which are intended, in part, to restrict China's ability to obtain advanced computing chips, develop and maintain supercomputers, and manufacture advanced semiconductors), and China's policy supporting its private sector businesses. We have increased the resilience of our global network to manage this dynamic. However, given the uncertainty regarding the scope and duration of these (or further) trade actions and whether trade tensions will escalate further, their impact on the demand for our services, our operations and results for future periods cannot be currently quantified, but may be material. We will continue to monitor the scope and duration of trade actions by the U.S. and other governments on our business.

Our operating costs have increased, and may continue to increase, as a result of the growth in inflation. Although we have been successful in offsetting the majority of our increased costs with increased pricing for our products and services to date, we cannot assure continued success in this regard, and unrecovered increased operating costs in future periods would adversely impact our margins. We cannot predict future trends in the rate of inflation or other negative economic factors or associated increases in our operating costs. Further, our customers may choose to reduce their business with us as a result of increases to our pricing. In addition, uncertainty in the global economy (including the severity and duration of global inflation and/or recession) and financial markets may impact current and future demand for our customers' products and services, and consequently, our operations. We continue to monitor the dynamics and impacts of the global economic and financial environment and work to manage our priorities, costs and resources to anticipate and prepare for any changes we deem necessary.

We rely on a variety of contracted or common carriers to transport raw materials and components from our suppliers to us, and to transport our products to our customers. The use of contracted or common carriers is subject to a number of risks, including: increased costs due to rising energy prices and labor, vehicle and insurance costs; hijacking and theft resulting in lost shipments; delivery delays resulting from port congestion and labor shortages and/or strikes; and other factors beyond our control. Although we attempt to mitigate our liability for any losses resulting from these risks through the use of multiple carriers and modes of transport, as well as insurance, any costs or losses relating to shipping or shipping delays that cannot be mitigated, avoided or passed on to our customers could reduce our profitability, require us to manufacture replacement products or damage our relationships with our customers. Although we have incurred some increased shipping expenses and delays as a result of the Middle East Conflicts, such increases and delays have not been significant to date. However, there can be no assurance that this will continue to be the case.

The pace of technological changes and the frequency of customer outsourcing or transferring business among EMS and/or ODM competitors, may impact our business, results of operations and/or financial condition. Data center deployments, which have numerous, specific infrastructure requirements, have influenced our revenue variability and may continue to impact our future demand.

We rely on IT networks and systems, including those of third-party service providers, to process, transmit and store electronic information. In particular, we depend on our IT infrastructure for a variety of functions, including product manufacturing, worldwide financial reporting, inventory and other data management, procurement, invoicing and email communications. Any of these systems are susceptible to outages due to fire, floods, power loss, telecommunications failures, terrorist attacks, sabotage, cybersecurity threats and incidents, and similar events. Although we have not been materially impacted by computer viruses, malware, ransomware, hacking incidents or outages, we have been (and may in the future be) the target of such events.

We maintain high levels of inventory to support the growth of our business (and previously in response to global supply chain constraints). We continue to work with our customers to obtain cash deposits to alleviate the impact of inventory purchases on our cash flows. See Item 3(D), Key Information — Risk Factors, "Our products and services involve inventory risk" of our 2023 20-F for further detail.

Insufficient customer liquidity may result in significant delays in or defaults on payments owed to us. In addition, customer financial difficulties or changes in demand for our customers' products may result in order cancellations and higher than expected levels of inventory, which could have a material adverse impact on our operating results and working capital performance. We may not be able to return or resell this inventory, or we may be required to hold the inventory for an extended period of time, any of which may result in our having to record additional inventory reserves. We may also be unable to recover all of the amounts owed to us by a customer, including amounts to cover unused inventory or capital investments we incurred to support that customer's business. Our failure to collect amounts owed to us and/or the loss of one or more major customers could have a material adverse effect on our operating results, financial position and cash flows.

See "External Factors that May Impact our Business" in Item 5 of our 2023 20-F for a discussion of additional factors beyond our control that may have an adverse impact on our business.

Recent Developments:

Segment Environment:

ATS Segment:

ATS segment revenue decreased 5% in Q3 2024 compared to Q3 2023, primarily driven by continued softness in our Industrial business (25% revenue decrease in Q3 2024 compared to Q3 2023), partially offset by strength in our A&D and Capital Equipment businesses (15% and 31% revenue increase in Q3 2024 compared to Q3 2023, respectively). For Q4 2024, we anticipate continued strength in our A&D business and recovering demand in our Capital Equipment business, as well as continued headwinds in our Industrial business.

ATS segment margin decreased to 4.8% in Q3 2024 compared to 4.9% in Q3 2023, primarily driven by a reduction in operating leverage in our Industrial business, partially offset by improved profitability in our Capital Equipment and A&D businesses.

CCS Segment:

    CCS segment revenue increased 42% in Q3 2024 compared to Q3 2023, driven by strong growth in both our Enterprise and Communications end markets. Revenue in our Enterprise end market increased by 38% in Q3 2024 compared to Q3 2023, driven primarily by stronger demand in our storage business. Revenue in our Communications end market increased by 45% in Q3 2024 compared to Q3 2023, driven by increased demand for our HPS networking switches. Our HPS revenue in Q3 2024 of $761 million increased 54% compared to Q3 2023, and accounted for 30% of our total revenues. For Q4 2024, we anticipate continued demand strength in our Communications end market. We expect Q4 2024 Enterprise end market revenue to decrease compared to Q4 2023, driven by a technology transition in a large sole-sourced server program.

CCS segment margin increased to 7.6% in Q3 2024 compared to 6.2% in Q3 2023, primarily driven by greater operating leverage and related production efficiencies, as well as improved mix.

Global Uncertainties:

As some sub-tier suppliers providing raw materials such as high-grade aluminum are partially dependent on supply from Russia/Ukraine, we will continue to closely monitor the supply availability and price fluctuations of these raw materials. However, the impact of the current Russia/Ukraine conflict on our supply chain has not been significant to date. In addition, as certain of our suppliers are located in, and we source certain parts from, the Middle East, we are closely monitoring the impact of the Middle East Conflicts on our supply chain. We are in close contact with our suppliers and logistics providers in the area, and neither we nor they (to our knowledge) have experienced any significant impact to date. Also see "External factors that may impact our business" above.

Global supply chain constraints have negatively impacted our operations in the past, resulting in extended lead times for certain components and impacting the availability of materials required to support customer programs. Although the adverse impacts of supply chain constraints have been minimal in recent periods, they may resurface in the future. See Item 3(D), Key Information — Risk Factors, "We are dependent on third parties to supply certain materials, and our results were negatively affected by the availability of such materials in the past and may be negatively affected by the quality, availability and cost of such materials in the future" of our 2023 20-F.

Intention for Early Renewal of Normal Course Issuer Bid (NCIB):

We intend to file a notice of intention with the Toronto Stock Exchange (TSX) to commence a new NCIB in Q4 2024, prior to our current NCIB expiring in December 2024. If this notice is accepted by the TSX, we expect to be permitted to repurchase for cancellation, at our discretion during the 12 months following such acceptance, up to 10% of the “public float” (calculated in accordance with the rules of the TSX) of our issued and outstanding common shares, less the number of common shares purchased and cancelled under our current NCIB (which would terminate upon commencement of the new NCIB). Purchases under the new NCIB, if accepted, will be conducted in the open market or as otherwise permitted, subject to applicable terms and limitations, and will be made through the facilities of the TSX and the New York Stock Exchange or as otherwise permitted. We believe that the early renewal of the NCIB is in the best interests of Celestica and our shareholders.

Board Member Resignation:

In connection with the resignation of Deepak Chopra from our Board of Directors on July 30, 2024, the 0.1 million deferred share units (DSUs) held by Mr. Chopra were settled in September 2024.

Change in Foreign Private Issuer Status:

As previously disclosed, as of the end of Q2 2024, we no longer meet the definition of a "foreign private issuer" under U.S. federal securities regulations. Accordingly, beginning January 1, 2025, we will become subject to the same reporting and disclosure requirements applicable to domestic U.S. issuers, including preparation of our consolidated financial statements in accordance with U.S. generally accepted accounting principles.

Restructuring Update:

    We recorded $0.6 million and $11.3 million in restructuring charges in Q3 2024 and YTD 2024, respectively, consisting primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses and geographies.

Common Share Repurchases:

As of September 30, 2024, approximately 8.9 million of our Common Shares remain available for repurchase under our current NCIB, which is set to expire in December 2024 (unless terminated earlier). The maximum number of Common Shares we are permitted to repurchase for cancellation under the NCIB is reduced by the number of Common Shares we arrange to be purchased by any non-independent broker in the open market during the term of the NCIB to satisfy delivery obligations under our stock-based compensation (SBC) plans. In Q3 2024 and YTD 2024, we paid a total of $100.0 million and $126.5 million, respectively (including transaction fees) to repurchase 2.2 million and 2.9 million Common Shares, respectively, for cancellation under the NCIB. See "Summary of Q3 2024 and YTD 2024" below.

Operating Goals and Priorities:

Our operating goals and priorities have not changed from those set forth under the caption "Operating Goals and Priorities" in Item 5 of our 2023 20-F. The duration and impact of industry market and economic conditions are not within our control, and may therefore impact our ability to achieve our revenue and margin goals.

Our Strategy:

    We remain committed to making the investments we believe are required to support our long-term objectives and to create shareholder value, while simultaneously managing our costs and resources to maximize our efficiency and productivity. Our strategy has not changed from that set forth under the caption "Our Strategy" in Item 5 of our 2023 20-F.

Summary of Q3 2024 and YTD 2024

Our Q3 2024 Interim Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and accounting policies we adopted in accordance with IFRS. The Q3 2024 Interim Financial Statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as of September 30, 2024 and our financial performance, comprehensive income and cash flows for the three and nine months ended September 30, 2024. See note 2 to the Q3 2024 Interim Financial Statements for a discussion of a recently adopted accounting standard amendment. A discussion of our Q3 2024 and YTD 2024 financial results is set forth under "Operating Results" below.

 The following tables set forth certain key operating results and financial information for the periods indicated (in millions, except per share amounts and percentages):

	Three months ended September 30			Nine months ended September 30
	2023	2024	% Increase (Decrease)	2023	2024	% Increase
Revenue	$2,043.3	$2,499.5	22%	$5,820.5	$7,100.3	22%
Gross profit	206.7	259.1	25%	555.3	744.0	34%
Selling, general and administrative expenses (SG&A)	56.9	91.9	62%	203.9	237.2	16%
Other charges, net of recoveries	5.6	1.0	(82)%	13.7	15.9	16%
Net earnings	80.2	91.7	14%	160.4	293.0	83%
Diluted earnings per share	$0.67	$0.77	15%	$1.33	$2.46	85%

	Three months ended September 30		Nine months ended September 30
Segment revenue* as a percentage of total revenue:	2023	2024	2023	2024
ATS revenue (% of total revenue)	42%	33%	43%	33%
CCS revenue (% of total revenue)	58%	67%	57%	67%

	Three months ended September 30				Nine months ended September 30
	2023		2024		2023		2024
Segment income and segment margin*:		Segment Margin		Segment Margin		Segment Margin		Segment Margin
ATS segment	$42.1	4.9%	$39.0	4.8%	$118.6	4.7%	$110.5	4.7%
CCS segment	73.6	6.2%	128.7	7.6%	198.9	6.0%	346.4	7.3%
* Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue), each of which are defined in "Operating Results — Segment income and margin" below.

	December 31 2023	September 30 2024
Cash and cash equivalents	$370.4	$398.5
Total assets	5,890.7	5,926.8
Borrowings under term loans(1)	608.9	745.6
Borrowings under revolving credit facility(2)	—	—
(1) Excludes unamortized debt issuance costs.
(2) Excludes ordinary course letters of credit (L/Cs).

	Three months ended September 30		Nine months ended September 30
	2023	2024	2023	2024
Cash provided by operating activities	$88.4	$144.8	$290.9	$399.0

Common Share repurchase activities:
Aggregate cost(1) of Common Shares repurchased for cancellation	$—	$100.0	$25.6	$126.5
Number of Common Shares repurchased for cancellation (in millions)(2)	—	2.2	2.2	2.9
Weighted average price per share for repurchases	$—	$44.44	$11.80	$43.28
Aggregate cost(1) of Common Shares repurchased for delivery under SBC plans(3)	$42.0	$—	$47.2	$101.6
Number of Common Shares repurchased for delivery under SBC plans (in millions)(4)	2.0	—	2.4	2.8
(1)Includes transaction fees. For Q3 2024 and YTD 2024, aggregate cost of Common Shares repurchased for cancellation excludes $2.3 million accrued at September 30, 2024 for share buyback taxes.
(2)For Q3 2024 and YTD 2024, includes nil and 0.5 million Common Shares, respectively, purchased for cancellation under automatic share purchase plans (ASPPs) (Q3 2023 — nil; YTD 2023 — 0.9 million).
(3)For Q3 2023 and YTD 2023, excludes the $6.5 million accrual recorded as of September 30, 2023 for the contractual maximum number of permitted Common Share repurchases under an ASPP we entered into in September 2023 for delivery obligations under our SBC plans.
(4)For each applicable period, consists entirely of ASPP purchases through an independent broker.

Other performance indicators:

    In addition to the key operating results and financial information described above, management reviews the following measures:

	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024
Cash cycle days:
Days in accounts receivable (A/R)	66	60	65	72	75	71	71
Days in inventory	130	123	114	104	94	81	75
Days in accounts payable (A/P)	(76)	(68)	(65)	(62)	(62)	(59)	(56)
Days in cash deposits*	(45)	(42)	(42)	(42)	(38)	(29)	(24)
Cash cycle days	75	73	72	72	69	64	66
Inventory turns	2.8x	3.0x	3.2x	3.5x	3.9x	4.5x	4.9x
* We receive cash deposits from certain of our customers primarily to help reduce risks related to excess and/or obsolete inventory. See "Customer cash deposits for inventory" in the table below.

(in millions)	2023				2024
	March 31	June 30	September 30	December 31	March 31	June 30	September 30
A/R Sales	$282.6	$253.5	$66.5	$—	$11.6	$—	$—
Supplier Financing Programs (SFPs)*	128.2	112.4	92.5	18.6	65.2	13.3	—
Total	$410.8	$365.9	$159.0	$18.6	$76.8	$13.3	$—
Customer cash deposits for inventory	$810.8	$809.7	$874.8	$904.8	$719.4	$576.4	$521.1
* Represents A/R sold to third party banks in connection with the uncommitted SFPs of three customers (one CCS segment customer and two ATS segment customers).

The amounts we sell under our A/R sales program and the SFPs can vary from quarter to quarter (and within each quarter) depending on our working capital and other cash requirements, including by geography. See the chart above and "Liquidity — Cash requirements — Financing Arrangements" below.
Days in A/R is defined as the average A/R for the quarter divided by the average daily revenue. Days in inventory, days in A/P and days in cash deposits are calculated by dividing the average balance for each item for the quarter by the average daily cost of sales. Cash cycle days is defined as the sum of days in A/R and days in inventory minus the days in A/P and days in cash deposits. Inventory turns are determined by dividing 365 by the number of days in inventory. A lower number of days in A/R, days in inventory, and cash cycle days, and a higher number of days in A/P, days in cash deposits, and inventory turns generally reflect improved cash management performance.

Days in A/R for Q3 2024 increased 6 days compared to Q3 2023 due to higher average A/R in Q3 2024 compared to Q3 2023, offset in part by the impact of higher revenue in Q3 2024 compared to Q3 2023. Average A/R in Q3 2024 increased compared to Q3 2023 due to higher Q3 2024 revenue, as well as the timing of revenue and collections. Days in A/R for Q3 2024 remained flat compared to Q2 2024 at 71 days, as the effect of higher average A/R in Q3 2024 compared to Q2 2024 was offset by the effect of sequential revenue increase.

Days in inventory for Q3 2024 decreased 39 days from Q3 2023 and decreased 6 days from Q2 2024, due to higher cost of sales and lower average inventory levels in Q3 2024 compared to each of Q3 2023 and Q2 2024. Higher cost of sales in Q3 2024 compared to Q3 2023 and Q2 2024 was due to our business growth. Lower average inventory levels in Q3 2024 compared to Q3 2023 resulted from the alleviation of supply chain constraints. Average inventory levels decreased in Q3 2024 compared to Q2 2024 due to the utilization of inventory in production in response to customer demand.

Days in A/P for Q3 2024 decreased 9 days compared to Q3 2023, due to the higher cost of sales, partially offset by the impact of higher average A/P in Q3 2024 compared to Q3 2023. Higher average A/P in Q3 2024 compared to Q3 2023 was mainly due to the timing of payments, as well as our business growth. Days in A/P for Q3 2024 decreased 3 days sequentially, primarily due to the higher cost of sales in Q3 2024 compared to Q2 2024.

Days in cash deposits for Q3 2024 decreased 18 days compared to Q3 2023 and decreased 5 days compared to Q2 2024, due to the higher cost of sales and lower average cash deposits in Q3 2024 compared to each of Q3 2023 and Q2 2024. We receive cash deposits from certain customers, which help alleviate the impact of inventory purchases on our cash flows (see chart above). Our customer cash deposit balance fluctuates depending on the levels of inventory we have been asked to procure by certain customers (to secure supply for future demand), or as we utilize inventory in production. The decreases in average cash deposits in Q3 2024 compared to each of Q3 2023 and Q2 2024 were consistent with the decreases of average inventory levels in Q3 2024 compared to Q3 2023 and Q2 2024 noted above.

    We believe that cash cycle days (and the components thereof) and inventory turns are useful measures in providing investors with information regarding our cash management performance and are accepted measures of working capital management efficiency in our industry.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenue and expenses, and related disclosures with respect to contingent assets and liabilities. We base our judgments, estimates and assumptions on current facts, historical experience and various other factors that we believe are reasonable under the circumstances. The economic environment also impacts certain estimates and discount rates necessary to prepare our consolidated financial statements, including significant estimates and discount rates applicable to the determination of the recoverable amounts used in the impairment testing of our non-financial assets. Our assessment of these factors forms the basis for our judgments on the carrying values of our assets and liabilities, and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may also impact future periods.

Our review of the estimates, judgments and assumptions used in the preparation of the Q3 2024 Interim Financial Statements included those relating to, among others: our determination of the timing of revenue recognition, the determination of whether indicators of impairment existed for our assets and/or cash generating units (CGUs1), our measurement of deferred tax assets and liabilities, our estimated inventory write-downs and expected credit losses, customer creditworthiness and the determination of the fair value of assets acquired, liabilities assumed, and contingent consideration in connection with a business combination. Any revisions to estimates, judgments or assumptions may result in, among other things, write-downs, accelerated depreciation or amortization, or impairments of our assets or CGUs, and/or adjustments to the carrying amount of our A/R and/or inventories, or to the valuation of our deferred tax assets, any of which could have a material impact on our financial performance and financial condition.

Material accounting policies and methods used in the preparation of our consolidated financial statements are described in note 2 to our 2023 AFS. The following paragraph identifies those accounting estimates which management considers to be "critical," defined as accounting estimates made in accordance with IFRS that involve a significant level of estimation uncertainty, and have had, or are reasonably likely to have, a material impact on the Company's financial condition or results of operations. No significant revisions to our critical accounting estimates and/or assumptions were made in Q3 2024.

Key sources of estimation uncertainty and judgment: We have applied significant estimates, judgments and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our determination of the timing of revenue recognition; whether events or changes in circumstances are indicators that an impairment review of our assets or CGUs should be conducted; the measurement of our CGUs' recoverable amounts, which includes estimating future growth, profitability, and discount and terminal growth rates, and the allocation of the purchase price and other valuations related to a business acquisition. See "Critical Accounting Estimates" in Item 5 of our 2023 20-F for a detailed discussion of our critical accounting estimates.

In addition, we determined that no triggering event occurred in YTD 2024 (or to date) that would require an interim impairment assessment of our CGUs, and no material impairments or adjustments were identified in YTD 2024 (or to date) related to our allowance for doubtful accounts, or the recoverability and valuation of our assets and liabilities.

Operating Results

    See "Overview — Overview of business environment" and "Recent Developments" above for a discussion of the impact of recent events and market conditions on our segments. See the initial paragraph of "Operating Results" in Item 5 of our 2023 20-F for a general discussion of factors that can cause our financial results to fluctuate from period to period.

1 CGUs are the smallest identifiable group of assets that cannot be tested individually and generate cash inflows that are largely independent of those of other assets or groups of assets, and can be comprised of a single site, a group of sites, or a line of business.

Operating results expressed as a percentage of revenue:

	Three months ended September 30		Nine months ended September 30
	2023	2024	2023	2024
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of sales	89.9	89.6	90.5	89.5
Gross profit	10.1	10.4	9.5	10.5
SG&A	2.8	3.7	3.5	3.3
R&D costs	0.8	0.8	0.7	0.8
Amortization of intangible assets	0.5	0.5	0.5	0.5
Other charges, net of recoveries	0.3	—	0.2	0.2
Finance income	—	(0.1)	—	(0.1)
Finance costs	0.9	0.5	1.1	0.7
Earnings before income taxes	4.8	5.0	3.5	5.1
Income tax expense	0.9	1.3	0.7	1.0
Net earnings for the period	3.9%	3.7%	2.8%	4.1%

Revenue:

    Aggregate revenue of $2.50 billion for Q3 2024 increased 22% compared to Q3 2023. Aggregate revenue of $7.10 billion for YTD 2024 increased 22% compared to YTD 2023.

    The following table sets forth revenue from our reportable segments, as well as segment and end market revenue as a percentage of total revenue, for the periods indicated (in millions, except percentages):

	Three months ended September 30				Nine months ended September 30
	2023		2024		2023		2024
		% of total		% of total		% of total		% of total
ATS segment revenue	$859.4	42%	$814.1	33%	$2,516.9	43%	$2,349.7	33%
CCS segment revenue
Communications	$735.5	36%	$1,067.3	42%	$1,958.0	34%	$2,766.7	39%
Enterprise	448.4	22%	618.1	25%	1,345.6	23%	1,983.9	28%
	$1,183.9	58%	$1,685.4	67%	$3,303.6	57%	$4,750.6	67%

Total revenue	$2,043.3		$2,499.5		$5,820.5		$7,100.3

ATS segment revenue for Q3 2024 decreased $45.3 million (5%) compared to Q3 2023, and decreased $167.2 million (7%) in YTD 2024 compared to YTD 2023, in each case driven by the anticipated demand softness in our Industrial business (25% decrease in Q3 2024 compared to Q3 2023 and 26% decrease in YTD 2024 compared to YTD 2023), partially offset by strength in our A&D and Capital Equipment businesses. A&D business revenue increased 15% in Q3 2024 compared to Q3 2023 and increased 17% in YTD 2024 compared to YTD 2023. Capital Equipment business revenue increased 31% in Q3 2024 compared to Q3 2023 and increased 15% in YTD 2024 compared to YTD 2023.

    CCS segment revenue for Q3 2024 increased $501.5 million (42%) compared to Q3 2023 and increased $1,447.0 million (44%) in YTD 2024 compared to YTD 2023. Communications end market revenue for Q3 2024 increased $331.8 million (45%) compared to Q3 2023 and increased $808.7 million (41%) in YTD 2024 compared to YTD 2023, in each case driven largely by increased demand for HPS networking products from hyperscaler customers. Our HPS revenue for Q3 2024 increased 54% to $761 million compared to Q3 2023, and accounted for 30% of our total Q3 2024 revenue (Q3 2023 — 24% of our total Q3 2023 revenue). Our HPS revenue for YTD 2024 increased 61% to $1,966 million compared to YTD 2023, and accounted for 28% of our total YTD 2024 revenue (YTD 2023 — 21% of our total YTD 2023 revenue). Enterprise end market revenue for Q3 2024 increased $169.7 million (38%) compared to Q3 2023 and increased $638.3 million (47%) in YTD 2024 compared to YTD 2023. Enterprise revenue increases in Q3 2024 and YTD 2024 compared to the respective prior periods were driven by stronger demand in our storage business, and in YTD 2024 compared to YTD 2023, were also favorably impacted by stronger demand for compute products from our hyperscaler customers.

We depend on a small number of customers for a substantial portion of our revenue. In the aggregate, our top 10 customers represented 74% and 73% of total revenue for Q3 2024 and YTD 2024, respectively (Q3 2023 and YTD 2023 — 66% and 62%, respectively). Two customers (both in our CCS segment) individually represented 10% or more of total revenue in Q3 2024 (25% and 12%) and YTD 2024 (30% and 11%). One such customer also individually represented 10% or more of total revenue in Q3 2023 (23%) and YTD 2023 (19%).

We generally enter into master supply agreements with our customers that provide the framework for our overall relationship, although such agreements do not typically guarantee a particular level of business or fixed pricing. Instead, we bid on a program-by-program basis and receive customer purchase orders for specific quantities and timing of products. We cannot assure that our current customers will continue to award us with follow-on or new business. Customers may also cancel contracts, and volume levels can be changed or delayed, any of which could have a material adverse impact on our results of operations, working capital performance (including requiring us to carry higher than expected levels of inventory, particularly in a supply-constrained environment, to enable us to meet demand requirements), and result in lower asset utilization and lower margins. We cannot assure the replacement of completed, delayed, cancelled or reduced orders, or that our current customers will continue to utilize our services, or renew their long-term manufacturing or services contracts with us on acceptable terms or at all. In addition, in any given quarter, we can experience quality and process variances related to materials, testing or other manufacturing or supply chain activities. Although we are successful in resolving the majority of these issues, the existence of these variances could have a material adverse impact on the demand for our services in future periods from any affected customers. Further, some of our customer agreements require us to provide specific price reductions to our customers over the term of the contracts, which has had, and may continue to have, a significant impact on our revenues and margins. Continuing market shifts to disaggregated solutions and open hardware platforms are adversely impacting demand from our traditional OEM Communications customers, but favorably impacting our service provider customers and our HPS business. There can be no assurance that revenue from any of our major customers will continue at historical levels or will not decrease in absolute terms or as a percentage of total revenue. A significant revenue decrease or pricing pressures from these or other customers, or a loss of a major customer or program, could have a material adverse impact on our business, our operating results and our financial position.

Gross profit:

The following table shows gross profit and gross margin (gross profit as a percentage of total revenue) for the periods indicated:

	Three months ended September 30		Nine months ended September 30
	2023	2024	2023	2024
Gross profit (in millions)	$206.7	$259.1	$555.3	$744.0
Gross margin	10.1%	10.4%	9.5%	10.5%

Gross profit for Q3 2024 increased by 25% to $259.1 million compared to Q3 2023, primarily due to our strong revenue growth. Gross profit for YTD 2024 increased by 34% to $744.0 million compared to YTD 2023, primarily due to our strong revenue growth, as well as higher net inventory write-downs recorded in YTD 2023 ($40.4 million) compared to YTD 2024 ($27.1 million).

Gross margin increased from 10.1% in Q3 2023 to 10.4% in Q3 2024 and increased from 9.5% in YTD 2023 to 10.5% in YTD 2024. The increase in gross margin in each period was primarily driven by operating leverage and production efficiencies in our CCS segment.

See "Operating Results — Gross profit" in Item 5 of our 2023 20-F for a general discussion of the factors that can cause gross margin to fluctuate from period to period.

SG&A:

SG&A for Q3 2024 of $91.9 million (3.7% of total revenue) increased $35.0 million compared to $56.9 million (2.8% of total revenue) for Q3 2023. The increase in SG&A in Q3 2024 compared to Q3 2023 was mainly due to a $22.6 million unfavorable change in fair value adjustments (TRS FVAs) related to our total return swap agreement (TRS Agreement), approximately $3 million in higher foreign exchange losses, and higher variable compensation and variable spend. See "Liquidity — Cash requirements — TRS" for a description of our TRS Agreement.

SG&A for YTD 2024 of $237.2 million (3.3% of total revenue) increased $33.3 million compared to $203.9 million (3.5% of total revenue) for YTD 2023. The increase in SG&A in YTD 2024 compared to YTD 2023 was mainly due to higher variable compensation, higher expected credit losses and higher variable spend.

Segment income and margin:

    Segment performance is evaluated based on segment revenue (set forth above), segment income and segment margin (segment income as a percentage of segment revenue). Revenue is attributed to the segment in which the product is manufactured or the service is performed. Segment income is defined as a segment’s net revenue less its cost of sales and its allocable portion of SG&A and R&D expenses (collectively, Segment Costs). Identifiable Segment Costs are allocated directly to the applicable segment while other Segment Costs, including indirect costs and certain corporate charges, are allocated to our segments based on an analysis of the relative usage or benefit derived by each segment from such costs. Segment income excludes Finance Costs, net of Finance Income (defined under "Finance Costs and Finance Income" below), employee SBC expense, amortization of intangible assets (excluding computer software), Other Charges (Recoveries) (described under "Other Charges, net of Recoveries" below), and TRS FVAs, as these costs and charges are managed and reviewed by our Chief Executive Officer at the company level. See the reconciliation of segment income to our earnings before income taxes for Q3 2024, YTD 2024 and the respective prior year periods in note 3 to the Q3 2024 Interim Financial Statements. Our segments do not record inter-segment revenue. Although segment income and segment margin are used to evaluate the performance of our segments, we may incur operating costs in one segment that may also benefit the other segment. Our accounting policies for segment reporting are the same as those applied to the Company as a whole. See "Summary of Q3 2024 and YTD 2024" for a table showing segment income and segment margin for Q3 2024, YTD 2024 and the respective prior year periods.

ATS segment income for Q3 2024 decreased $3.1 million (7%) compared to Q3 2023 and decreased $8.1 million (7%) in YTD 2024 compared to YTD 2023 as a result of lower revenue in Q3 2024 and YTD 2024 compared to the respective prior year periods. ATS segment margin decreased from 4.9% in Q3 2023 to 4.8% in Q3 2024, primarily driven by a reduction in operating leverage in our Industrial business, partially offset by improved profitability in our Capital Equipment and A&D businesses. ATS segment margin remained flat at 4.7% in YTD 2024 compared to YTD 2023.

CCS segment income for Q3 2024 increased $55.1 million (75%) compared to Q3 2023 and increased $147.5 million (74%) in YTD 2024 compared to YTD 2023, as a result of the higher CCS segment revenue levels in Q3 2024 and YTD 2024 compared to the respective prior year periods. CCS segment margin increased from 6.2% for Q3 2023 to 7.6% in Q3 2024 and increased from 6.0% in YTD 2023 to 7.3% in YTD 2024, primarily driven by greater operating leverage and related production efficiencies, as well as improved mix.

SBC expense and TRS FVAs:

We entered into the TRS Agreement to manage cash flow requirements and our exposure to fluctuations in the price of our Common Shares in connection with the settlement of certain outstanding equity awards under our SBC plans. See "Liquidity — Cash requirements — TRS" below for further detail. The following table shows employee SBC expense (with respect to restricted share units (RSUs) and performance share units (PSUs) granted to employees), TRS FVAs, and director SBC expense (with respect to DSUs and RSUs issued to directors as compensation) for the periods indicated (in millions):

	Three months ended September 30		Nine months ended September 30
	2023	2024	2023	2024
Employee SBC expense in cost of sales	$5.1	$5.6	$18.4	$20.2
Employee SBC expense in SG&A	7.8	7.1	27.4	27.1
Total employee SBC expense	$12.9	$12.7	$45.8	$47.3

TRS FVAs: losses (gains) in cost of sales	$(11.8)	$2.7	$(13.8)	$(17.2)
TRS FVAs: losses (gains) in SG&A	(17.6)	5.0	(20.4)	(22.3)
Total TRS FVAs: losses (gains)	$(29.4)	$7.7	$(34.2)	$(39.5)

Combined effect of employee SBC expense and TRS FVAs: expenses (recoveries)	$(16.5)	$20.4	$11.6	$7.8

Director SBC expense in SG&A(1)	$0.6	$0.6	$1.8	$1.8
(1) Expense consists of director compensation to be settled in Common Shares, or Common Shares and cash.

    Our SBC expense may fluctuate from period to period to account for, among other things, new grants, forfeitures resulting from employee terminations or resignations, and the recognition of accelerated SBC expense for employees eligible for retirement (generally in the first quarter of the year associated with our annual grants). The portion of our employee SBC expense that relates to performance-based compensation is subject to adjustment in any period to reflect changes in the estimated level of achievement of pre-determined performance goals and financial targets.

We recorded $7.7 million of unfavorable TRS FVAs related to our TRS Agreement in Q3 2024 compared to $29.4 million of favorable TRS FVAs in Q3 2023, and $39.5 million of favorable TRS FVAs in YTD 2024 compared to $34.2 million of favorable TRS FVAs in YTD 2023, in each case due to fluctuations in our Common Share price.
Other Charges, net of Recoveries:

We recorded the following restructuring and other charges (recoveries) for the periods indicated (in millions):

	Three months ended September 30		Nine months ended September 30
	2023	2024	2023	2024
Restructuring charges, net of recoveries (a)	$0.3	$0.6	$9.8	$11.3
Transition Costs (b)	3.9	—	3.9	3.4
Acquisition Costs (c)	0.6	0.4	0.9	2.5
Other costs (recoveries) (d)	0.8	—	(0.9)	(1.3)
	$5.6	$1.0	$13.7	$15.9
(a) Restructuring charges, net of recoveries:

    We perform ongoing evaluations of our business, operational efficiency and cost structure, and implement restructuring actions as we deem necessary. Our restructuring activities in Q3 2024 and YTD 2024 consisted primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses and geographies.

We recorded cash restructuring charges of $0.2 million and $10.2 million in Q3 2024 and YTD 2024, respectively (Q3 2023 — $1.3 million; YTD 2023 — $7.9 million), primarily for employee termination costs. We recorded $0.4 million and $1.1 million of non-cash restructuring charges in Q3 2024 and YTD 2024, respectively, consisting primarily of accelerated depreciation of equipment related to disengaging programs (Q3 2023 — nil; YTD 2023 — $2.9 million, consisting primarily of the accelerated depreciation of equipment, building improvements and right-of-use (ROU) assets related to disengaging programs and vacated properties). In Q3 2023 and YTD 2023, we also recorded non-cash restructuring recoveries of $1.0 million, related to sublet recoveries in excess of the carrying value of the related leases and sales of surplus equipment. In Q3 2024, substantially all restructuring charges pertained to our CCS segment. In YTD 2024, approximately two-thirds of our restructuring charges pertained to our ATS segment. In Q3 2023 and YTD 2023, our restructuring charges and restructuring recoveries were each split approximately evenly between our two segments. At September 30, 2024, our restructuring provision was $2.4 million (December 31, 2023 — $3.6 million), which we recorded in the current portion of provisions on our consolidated balance sheet.

    We may also implement additional future restructuring actions or divestitures as a result of changes in our business, the marketplace and/or our exit from less profitable, under-performing, non-core or non-strategic operations. In addition, an increase in the frequency of customers transferring business to our competitors, changes in the volumes they outsource, pricing pressures, or requests to transfer their programs among our sites or to lower-cost locations, may also result in our taking future restructuring actions. We may incur higher operating expenses during periods of transitioning programs within our network or to our competitors. Any such restructuring activities, if undertaken at all, could adversely impact our operating and financial results, and may require us to further adjust our operations.

(b) Transition Costs:

Transition Costs are defined under the caption "Non-IFRS Financial Measures" below. In March 2019, as part of our Toronto real property sale, we entered into a 10-year lease with the purchaser of such property for our then-anticipated headquarters, to be built by such purchaser on the site of our former location (Purchaser Lease). Due to a number of construction-related commencement date delays, in November 2022, we extended (on a long-term basis) the lease on our current corporate headquarters, and in Q3 2023, we executed a sublease for a portion of the leased space under the Purchaser Lease (Sublease). The Purchaser Lease commenced in June 2024 and related ROU assets and lease liabilities were recognized in our consolidated financial statements. Consistent with our prior treatment as Transition Costs of duplicate and idle premises costs incurred as a result of our 2019 Toronto real property sale, the excess of rental expenses under the Purchaser Lease (with respect to the subleased space) over anticipated rental recoveries under the Sublease were recorded as Transition Costs in Q3 2023 and YTD 2023 ($3.9 million). Similarly, we recorded Transition Costs of $3.4 million in YTD 2024, representing the write-down of ROU assets under the Purchaser Lease with respect to the space not subleased. We incurred no Transition Costs in Q3 2024.

(c) Acquisition Costs:

    We incur consulting, transaction and integration costs relating to potential and completed acquisitions. We also incur charges or releases related to the subsequent re-measurement of indemnification assets or the release of indemnification or other liabilities recorded in connection with acquisitions, when applicable. Collectively, these costs, charges and releases are referred to as Acquisition Costs (Recoveries).

We recorded Acquisition Costs of $0.4 million in Q3 2024 related to potential acquisitions and $2.5 million in YTD 2024 related to the acquisition of NCS Global Services LLC (NCS) in April 2024 and potential acquisitions (Q3 2023 and YTD 2023 — $0.6 million and $0.9 million, respectively, related to potential acquisitions).

(d) Other costs (recoveries):

We recorded nil other costs or recoveries in Q3 2024. In YTD 2024, we recorded nil other costs, and $1.3 million of other recoveries, consisting of legal recoveries in connection with the settlement of class action lawsuits (for component parts purchased in prior periods) in which we were a plaintiff (Parts Recoveries). In Q3 2023, we recorded $0.8 million of other costs, substantially all of which consisted of fees and expenses of the August 2023 underwritten secondary public offering by Onex Corporation (Onex), our then-controlling shareholder (August Secondary Offering), and nil other recoveries. In YTD 2023, we recorded $2.7 million in Parts Recoveries, offset in part by $1.8 million of other costs, substantially all of which consisted of fees and expenses of both the June 2023 underwritten secondary public offering by Onex (June Secondary Offering) and the August Secondary Offering.

Finance Costs and Finance Income:

    Finance Costs consist of interest expense and fees related to our credit facility (including debt issuance and related amortization costs), our interest rate swap agreements, our TRS Agreement, our A/R sales program, customer SFPs, and interest expense on our lease obligations. During Q3 2024 and YTD 2024, we incurred aggregate Finance Costs of $12.9 million and $51.7 million, respectively (Q3 2023 — $18.6 million; YTD 2023 — $63.0 million). We incurred Finance Costs under our A/R sales agreement and customer SFPs of $0.1 million in Q3 2024 and $1.1 million in YTD 2024 (Q3 2023 — $3.2 million; YTD 2023 — $15.5 million). We incurred lower Finance Costs in Q3 2024 and YTD 2024 under our A/R sales agreement and customer SFPs compared to the respective prior year periods, primarily as a result of lower aggregate amounts sold under these arrangements during Q3 2024 (approximately $34 million) compared to Q3 2023 (approximately $291 million) and during YTD 2024 (approximately $152 million) compared to YTD 2023 (approximately $1,873 million). Interest expense and fees under our credit facility, including the impact of our interest rate swap agreements (described under "Capital Resources" below) was $11.4 million in Q3 2024 and $35.4 million in YTD 2024 (Q3 2023 — $11.4 million and YTD 2023 — $36.8 million). In YTD 2024, we also recorded as Finance Costs $5.2 million in fees and costs incurred in connection with the June 2024 Amendment, as well as $0.8 million in accelerated amortization of unamortized deferred financing costs in connection with the related termination of one of our prior term loans.

Finance Income consists of interest income earned, and in YTD 2024, a modification gain of $5.5 million (Refinancing Gain) recorded in connection with the accounting treatment of the termination of the second prior term loan in connection with the June 2024 Amendment. See "Liquidity — Cash used in and provided by financing activities — Financing and Finance Costs" below. We recorded Finance Income of $1.9 million in Q3 2024 and $8.5 million in YTD 2024 (Q3 2023 — $0.3 million; YTD 2023 — $0.9 million). The increase in Finance Income in YTD 2024 compared to YTD 2023 was mainly due to the Refinancing Gain.

Income taxes:

Our Q3 2024 net income tax expense of $33.7 million included a $2.6 million withholding tax expense incurred to minimize the impact of the enactment of Pillar Two (global minimum tax) legislation in Canada, and a $2.0 million tax expense arising from taxable temporary differences associated with the anticipated repatriation of undistributed earnings from certain of our Asian subsidiaries (Repatriation Expense). Our YTD 2024 net income tax expense of $68.1 million included an $18.8 million withholding tax expense incurred to minimize the impact of the enactment of Pillar Two legislation in Canada, and a $2.0 million Repatriation Expense, offset in part by the recognition of $7.5 million of previously unrecognized deferred tax assets in our U.S. group of subsidiaries as a result of our NCS acquisition (DTA Recognition), and $5.6 million of reversals of tax uncertainties (Reversals) relating to one of our Asian subsidiaries. Taxable foreign exchange impacts were not significant in Q3 2024 or YTD 2024.

Our Q3 2023 net income tax expense of $18.9 million included a $3.5 million Repatriation Expense. Our YTD 2023 net income tax expense of $42.1 million included a $6.8 million Repatriation Expense, partially offset by the favorable impact of $5.5 million in Reversals relating to one of our Asian subsidiaries. Taxable foreign exchange impacts were not significant in Q3 2023 or YTD 2023.

We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate can vary significantly from period to period for various reasons, including as a result of the mix and volume of business in various tax jurisdictions, and in jurisdictions with tax holidays, and tax incentives that have been negotiated with the respective tax authorities (see discussion below). Our effective tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, certain tax exposures, the time period in which losses may be used under tax laws and whether management believes it is probable that future taxable profit will be available to allow us to recognize deferred income tax assets.

Certain countries in which we do business grant tax incentives to attract and retain our business. Our tax expense could increase significantly if certain tax incentives from which we benefit are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, or if they are not renewed or replaced upon expiration. Our tax expense could also increase if tax rates applicable to us in such jurisdictions are otherwise increased, or due to changes in legislation or administrative practices. Changes in our outlook in any particular country could impact our ability to meet the required conditions.

Our tax incentives currently consist of tax exemptions for the profits of our Thailand and Laos subsidiaries. We have the following four income tax incentives in Thailand: (i) a 5-year 50% income tax exemption that expires in 2027; (ii) an 8-year 100% income tax and distribution tax exemption that expires in 2028; (iii) a 6-year 100% income tax and distribution tax exemption that expires in 2028; and (iv) a 6-year 100% income tax and distribution tax exemption that expires in 2029. Our tax incentive in Laos allows for a 100% income tax exemption until 2025, and a reduced income tax rate of 8% thereafter. Upon full expiry of each of the incentives, taxable profits associated with such incentives become fully taxable. Our tax expense could increase significantly if certain of the foregoing tax incentives are retracted or expire.

In certain jurisdictions, primarily in the Americas and Europe, we currently have significant net operating losses and other deductible temporary differences, some of which we expect will be used to reduce taxable income in these jurisdictions in future periods, although not all are currently recognized as deferred tax assets. In addition, the tax benefits we are able to record related to restructuring charges and SBC expenses may be limited, as a significant portion of such amounts are incurred in jurisdictions with unrecognized loss carryforwards. Tax benefits we are able to record related to the accounting amortization of intangible assets are also limited based on the structure of our acquisitions. We review our deferred income tax assets at each reporting date and reduce them to the extent we believe it is no longer probable that we will realize the related tax benefits.

We develop our tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, some of which with retroactive effect (e.g., Canada's Pillar Two legislation). We are subject to tax audits in various jurisdictions which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and significant judgment. Any such increase in our income tax expense and related interest and/or penalties could have a significant adverse impact on our future earnings and future cash flows.

    In 2021, the Romanian tax authorities issued a final assessment in the aggregate amount of approximately 31 million Romanian leu (approximately $7 million at Q3 2024 period-end exchange rates), for additional income and value-added taxes for one of our Romanian subsidiaries for the 2014 to 2018 tax years. In order to advance our case to the appeals phase and reduce or eliminate potential interest and penalties, we paid the Romanian tax authorities the full amount assessed in 2021 (without agreement to all or any portion of such assessment). We believe that our originally-filed tax return positions are in compliance with applicable Romanian tax laws and regulations, and intend to vigorously defend our position through all necessary appeals or other judicial processes.

The successful pursuit of assertions made by any government authority, including tax authorities, could result in our owing significant amounts of tax or other reimbursements, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and in excess of amounts accrued.

Net earnings:

    Net earnings for Q3 2024 of $91.7 million increased $11.5 million compared to net earnings of $80.2 million for Q3 2023. This increase was primarily due to $52.4 million in higher gross profit, $5.7 million in lower Finance Costs and $4.6 million in lower net Other Charges, offset in part by $35.0 million in higher SG&A and $14.8 million in higher income tax expense.

Net earnings for YTD 2024 of $293.0 million increased $132.6 million compared to net earnings of $160.4 million for YTD 2023. This increase was primarily due to $188.7 million in higher gross profit and $11.3 million in lower Finance Costs, offset in part by $33.3 million in higher SG&A, $26.0 million in higher income tax expense and $11.3 million in higher R&D costs (to support the growth of our HPS business).

Liquidity and Capital Resources

Liquidity

    The following tables set forth key liquidity metrics for the periods indicated (in millions):

	December 31	September 30
	2023	2024
Cash and cash equivalents	$370.4	$398.5
Borrowings under credit facility*	608.9	745.6
* Excludes ordinary course L/Cs.

	Three months ended September 30		Nine months ended September 30
	2023	2024	2023	2024
Cash provided by operating activities	$88.4	$144.8	$290.9	$399.0
Cash used in investing activities	(26.2)	(51.0)	(90.5)	(161.5)
Cash used in financing activities	(69.8)	(129.3)	(221.8)	(209.4)
Changes in non-cash working capital items (included in operating activities above):
A/R	$(295.3)	$(111.7)	$(205.5)	$(209.4)
Inventories	84.5	25.5	89.2	278.6
Other current assets	(6.6)	37.7	22.7	37.1
A/P, accrued and other current liabilities and provisions	186.3	21.0	53.0	(189.7)
Working capital changes	$(31.1)	$(27.5)	$(40.6)	$(83.4)

Cash provided by operating activities:

In Q3 2024, we generated $144.8 million of cash from operating activities compared to $88.4 million in Q3 2023. The increase in cash from operating activities was primarily due to $37.1 million in TRS FVAs ($7.7 million in unfavorable TRS FVAs in Q3 2024 as a non-cash add-back to net earnings; $29.4 million in favorable TRS FVAs in Q3 2023 as a non-cash deduction from net earnings), $11.5 million in higher net earnings (described in "Operating Results — Net earnings" above) and $8.4 million in higher depreciation and amortization expense (as a non-cash add-back to net earnings, due to higher capital expenditures in Q3 2024 and YTD 2024 compared to the respective prior year periods, see "Cash used in investing activities" below). Working capital requirements for Q3 2024 decreased by $3.6 million compared to Q3 2023, as discussed below.

In YTD 2024, we generated $399.0 million of cash from operating activities compared to $290.9 million in YTD 2023. The increase in cash from operating activities was primarily due to $132.6 million in higher net earnings (described in "Operating Results — Net earnings" above) and the following non-cash add-backs to net earnings: (i) $26.0 million in higher income tax expense and (ii) $19.3 million in higher depreciation and amortization expense (due to higher capital expenditures in YTD 2024 compared to YTD 2023, see "Cash used in investing activities" below), offset in part by $42.8 million in higher working capital requirements (discussed below) and $18.9 million in lower Finance Costs, net of Finance Income (as a non-cash add-back to net earnings).

Working capital requirements for Q3 2024 decreased by $3.6 million compared to Q3 2023 as a $183.6 million increase in A/R cash flows (due to timing of collections and revenues) and a $44.3 million increase in other current assets cash flows were substantially offset by a $165.3 million decrease in A/P cash flows and a $59.0 million decrease in inventory cash flows. Working capital requirements for YTD 2024 increased by $42.8 million compared to YTD 2023, primarily reflecting a $242.7 million decrease in A/P cash flows, partially offset by a $14.4 million increase in other current assets cash flows and a $189.4 million improvement in inventory cash flows.

Inventory cash flows increased in YTD 2024 compared to YTD 2023 due to a lower inventory level at September 30, 2024 (due to improvements in the availability of materials and our utilization of inventory in production in response to customer demand). Inventory cash flows decreased in Q3 2024 compared to Q3 2023 as the decrease in inventory level at September 30, 2024 compared to June 30, 2024 (primarily due to utilization of inventory in production) was less than the decrease in inventory level at September 30, 2023 compared to June 30, 2023 (primarily due to improvements in the availability of materials). A/P cash flows decreased in Q3 2024 and YTD 2024 compared to the respective prior year periods primarily due to lower cash deposit levels at September 30, 2024. We receive cash deposits from certain customers, primarily to alleviate the impact of inventory purchases on our cash flows. Consistent with decrease in inventory levels noted above, our customer deposit levels decreased. Other current assets cash flows increased in Q3 2024 and YTD 2024 compared to the respective prior year periods due to receipt of certain insurance proceeds and recovery of indirect taxes in certain jurisdictions in Q3 2024 and YTD 2024.

From time to time, we extend payment terms applicable to certain customers, and/or provide longer payment terms to new customers. To substantially offset the effect of extended payment terms for particular customers on our working capital, we participate in three customer SFPs, pursuant to which we sell A/R from such customers to third-party banks on an uncommitted basis to receive earlier payment. See "Summary of Q3 2024 and YTD 2024" above and "Liquidity — Cash requirements — Financing Arrangements" below for amounts of A/R sold under such arrangements at September 30, 2024 and December 31, 2023 and during recent periods.

Non-IFRS adjusted free cash flow:

    Non-IFRS adjusted free cash flow is a non-IFRS financial measure without a standardized meaning and may not be comparable to similar measures presented by other companies. We define non-IFRS adjusted free cash flow as cash provided by or used in operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property, when applicable), lease payments, and Finance Costs Paid (defined as Finance Costs paid, excluding, when applicable, credit agreement-related debt issuance costs and any credit agreement waiver fees paid). As we do not consider debt issuance costs paid ($0.6 million in Q3 2024 and $9.6 million in YTD 2024; $0.4 million in Q3 2023 and YTD 2023) or such waiver fees paid (when applicable) to be part of our ongoing financing expenses, these costs are excluded from our definition of Finance Costs Paid for our determination of non-IFRS adjusted free cash flow. Note, however, that non-IFRS adjusted free cash flow does not represent residual cash flow available to Celestica for discretionary expenditures. Management uses non-IFRS adjusted free cash flow as a measure, in addition to IFRS cash provided by or used in operations (described above), to assess our operational cash flow performance. We believe non-IFRS adjusted free cash flow provides another level of transparency to our liquidity. See "Non-IFRS Financial Measures" below.

    A reconciliation of non-IFRS adjusted free cash flow to cash provided by operating activities measured under IFRS is set forth below:

(in millions)	Three months ended September 30		Nine months ended September 30
	2023	2024	2023	2024
IFRS cash provided by operations	$88.4	$144.8	$290.9	$399.0
Purchase of property, plant and equipment, net of sales proceeds	(26.2)	(46.0)	(90.5)	(120.4)
Lease payments	(12.8)	(13.0)	(36.9)	(37.6)
Finance Costs Paid	(15.3)	(11.3)	(53.4)	(38.0)
Non-IFRS adjusted free cash flow	$34.1	$74.5	$110.1	$203.0

Our non-IFRS adjusted free cash flow of $74.5 million for Q3 2024 increased $40.4 million compared to $34.1 million for Q3 2023, primarily due to $56.4 million in higher cash generated from operations (as described above) and a $4.0 million decrease in Finance Costs Paid, partially offset by a $19.8 million increase in cash flows used to purchase property, plant and equipment, net of sales proceeds (as described below).

Our non-IFRS adjusted free cash flow of $203.0 million for YTD 2024 increased $92.9 million compared to $110.1 million for YTD 2023, primarily due to $108.1 million in higher cash generated from operations (as described above) and a $15.4 million decrease in Finance Costs Paid, partially offset by a $29.9 million increase in cash flows used to purchase property, plant and equipment, net of sales proceeds (as described below).

Cash used in investing activities:

Our capital expenditures for Q3 2024 and YTD 2024 were $46.0 million and $123.3 million, respectively (Q3 2023 — $27.0 million; YTD 2023 — $92.2 million), primarily to enhance our manufacturing capabilities in various geographies and to support new customer programs. Most of the Q3 2024 and YTD 2024 capital expenditures pertained to our CCS segment. In each of Q3 2023 and YTD 2023, our capital expenditures were split approximately evenly between our two segments. We fund our capital expenditures from cash on hand and through the financing arrangements described below.

In April 2024, we completed the acquisition of NCS. The purchase price for NCS was $39.6 million, including acquired cash of $3.5 million.

Cash used in and provided by financing activities:

Common Share repurchases:

See "Summary of Q3 2024 and YTD 2024" above for a table detailing our Common Share repurchases for the periods indicated.

Financing and Finance Costs:

Credit Agreement

We are party to a credit agreement (Credit Facility) with Bank of America, N.A., as Administrative Agent, and the other lenders party thereto, which as of the June 2024 Amendment, includes a new term loan in the original principal amount of $250.0 million (Term A Loan), a new term loan in the original principal amount of $500.0 million (Term B Loan, and collectively with the Term A Loan, the New Term Loans), and a $750.0 million revolving credit facility (Revolver). Prior to the June 2024 Amendment, the Credit Facility included a term loan in the original principal amount of $350.0 million (Initial Term Loan) and a term loan in the original principal amount of $365.0 million (Incremental Term Loan), the outstanding borrowings under each of which were fully repaid with a substantial portion of the proceeds of the New Term Loans, and commitments of $600.0 million under the Revolver. The terms of the Credit Facility prior to the June 2024 Amendment are described in detail in Item 5 of our 2023 20-F and note 11 to the 2023 AFS. Notwithstanding the repayment of the Incremental Term Loan in full and its replacement with the Term A Loan, for accounting purposes, this portion of the transaction was treated as a modification of the Incremental Term Loan, resulting in the $5.5 million Refinancing Gain recorded in YTD 2024 as Finance Income (See "Operating Results — Finance Costs and Finance Income" above). The repayment of the Initial Term Loan in full was treated, for accounting purposes, as an extinguishment of such loan.

The Term A Loan and the Revolver each mature in June 2029. The Term B Loan matures in June 2031. The Term A Loan and the Term B Loan require quarterly principal repayments of $3.125 million and $1.250 million, respectively (which commenced in September 2024), and each of the New Term Loans requires a lump sum repayment of the remainder outstanding at maturity. We are also required to make annual prepayments of outstanding obligations under the Credit Facility (applied first to the New Term Loans, then to the Revolver, in the manner set forth in the Credit Facility) ranging from 0% — 50% (based on a defined leverage ratio) of specified excess cash flow for the prior fiscal year. No prepayments based on excess cash flow were required in 2023, or will be required in 2024. In addition, prepayments of outstanding obligations under the Credit Facility (applied as described above) may also be required in the amount of specified net cash proceeds received above a specified annual threshold (including proceeds from the disposal of certain assets). No prepayments based on net cash proceeds were required in 2023, or will be required in 2024. Any outstanding amounts under the Revolver are due at maturity.

Activity under our Credit Facility during 2023 and YTD 2024 is set forth below:

	Revolver		Term loans
Outstanding balances as of December 31, 2022	$—		$627.2
Amount repaid in Q1 2023	—	(1)	(4.5625)	(2)
Amount repaid in Q2 2023	—	(1)	(4.5625)	(2)
Amount repaid in Q3 2023	—	(1)	(4.5625)	(2)
Amount repaid in Q4 2023	—	(1)	(4.5625)	(2)
Outstanding balances as of December 31, 2023	$—		$608.9
Amount borrowed in Q1 2024	285.0		—
Amount repaid in Q1 2024	(257.0)		(4.5625)	(2)
Amount borrowed in Q2 2024	180.0	(3)	750.0	(4)
Amount repaid in Q2 2024	(208.0)		(604.3)	(5)
Amount borrowed in Q3 2024	20.0		—
Amount repaid in Q3 2024	(20.0)		(4.375)	(6)
Outstanding balances as of September 30, 2024	$—		$745.6

(1)    During each quarter in 2023, we also made intra-quarter borrowings under the Revolver and repaid such borrowings in full within the quarter borrowed (Intra-Quarter B/Rs), with no impact to the amounts outstanding at the relevant quarter-end. Such Intra-Quarter B/Rs are excluded from this table. In Q4 2023, Q3 2023, Q2 2023 and Q1 2023, we made a cumulative aggregate of $270 million, $140 million, $200 million and $281 million in Intra-Quarter B/Rs, respectively.
(2)    Represents scheduled quarterly principal repayments under the Incremental Term Loan prior to the June 2024 Amendment.
(3)    A portion of this amount was used to fund the NCS purchase price.
(4)    Represents borrowings under the New Term Loans.
(5)    Represents the repayment and termination of the Initial Term Loan and the Incremental Term Loan.
(6)    Represents scheduled quarterly principal repayments under the New Term Loans.

Interest we paid under the Credit Facility, including the impact of our interest rate swap agreements (described below), was $10.9 million and $34.0 million in Q3 2024 and YTD 2024, respectively (Q3 2023 — $10.9 million; YTD 2023 — $35.5 million). Finance Costs we paid under our A/R sales program and customer SFPs decreased in Q3 2024 ($0.1 million) compared to Q3 2023 ($3.2 million) and decreased in YTD 2024 ($1.1 million) compared to YTD 2023 ($15.6 million), primarily due to lower aggregate amounts sold under these arrangements during Q3 2024 (approximately $34 million) compared to Q3 2023 (approximately $291 million) and during YTD 2024 (approximately $152 million) compared to YTD 2023 ($1,873 million). Commitment fees paid in Q3 2024 and YTD 2024 were nil and $1.2 million, respectively (Q3 2023 — $0.4 million; YTD 2023 — $1.1 million). Interest rates for outstanding borrowings under the Credit Facility as of September 30, 2024 are described under "Capital Resources" below.

See "Operating Results — Finance Costs and Finance Income" above for a description of Finance Costs incurred in Q3 2024, YTD 2024, and the respective prior year periods.

Lease payments:

    During Q3 2024 and YTD 2024, we paid $13.0 million and $37.6 million, respectively (Q3 2023 — $12.8 million; YTD 2023 — $36.9 million) in lease payments.

Cash requirements:

Our working capital requirements can vary significantly from month-to-month due to a range of business factors, including the ramping of new programs, expansion of our services and business operations, timing of purchases, higher levels of inventory for new programs and anticipated customer demand, timing of payments and A/R collections, and customer forecasting variations. The international scope of our operations may also create working capital requirements in certain countries while other countries generate cash in excess of working capital needs. Moving cash between countries on a short-term basis to fund working capital is not always expedient due to local currency regulations, tax considerations, and other factors. As a result, we make Intra-Quarter B/Rs, sell A/R through our A/R sales program, and/or participate in available customer SFPs when deemed necessary or desirable to effectively manage our short-term liquidity and working capital requirements. The timing and the amounts we borrow or repay under these facilities can vary significantly from month-to-month depending upon our cash requirements. See the Credit Facility activity table above and "Financing Arrangements" below. As our operating activities provided funding for a substantial portion of our working capital needs, we sold fewer A/R under our A/R sales program and customer SFPs in Q3 2024 (aggregate of $34 million) compared to Q3 2023 (aggregate of $291 million), and made smaller Intra-Quarter B/Rs in Q3 2024 ($20 million) compared to Q3 2023 ($140 million). See "Cash used in and provided by financing activities — Financing and Finance Costs" above and "Financing Arrangements" below.

Based on our current cash flow budgets and forecasts of our short-term and long-term liquidity needs, we continue to believe that our current and projected sources of liquidity will be sufficient to fund our anticipated liquidity needs for the next twelve months and beyond. Specifically, we believe that cash flow from operating activities, together with cash on hand, availability under the Revolver ($738.5 million at September 30, 2024), potential availability under uncommitted intraday and overnight bank overdraft facilities, and cash from accepted sales of A/R, will be sufficient to fund our anticipated working capital needs, planned capital spending, contractual obligations and other cash requirements (including any required SBC share repurchases, debt repayments and Finance Costs). See "Capital Resources" below. Notwithstanding the foregoing, although we anticipate that we will be able to repay or refinance outstanding obligations under our Credit Facility when they mature (our primary current long-term cash liquidity requirement), there can be no assurance we will be able to do so, or that the terms of any refinancing will be favorable. In addition, we may require additional capital in the future to fund capital expenditures, acquisitions (including contingent consideration payments), strategic transactions or other investments. We will continue to assess our liquidity position and potential sources of supplemental liquidity in view of our objectives, operating performance, economic and capital market conditions and other relevant circumstances. Our operating performance may also be affected by matters discussed under the Risk Factors section of our 2023 20-F. These risks and uncertainties may adversely affect our long-term liquidity.

Except as set forth below (as a result of the June 2024 Amendment), and that we currently expect capital expenditures for 2024 to be approximately 1.75% of revenue, there have been no material changes to the information set forth under "Contractual Obligations" and "Additional Commitments" of the "Liquidity" section of Item 5 of our 2023 20-F.

As at September 30, 2024, we had known contractual obligations that require future payments under the Credit Facility as follows (in millions)*:

	Total	2024	2025	2026	2027	2028	Thereafter
New Term Loans	$745.6	$4.4	$17.5	$17.5	$17.5	$17.5	$671.2
*    Represents annual amortization of the New Term Loans, as well as principal repayment obligations at maturity (June 2029 for borrowings under the Term A Loan and the Revolver, and June 2031 for the Term B Loan), based on amounts outstanding as of September 30, 2024, but excludes related interest and fees. See "Liquidity — Cash used in and provided by financing activities — Financing and Finance Costs" above for prepayment obligations and annual interest and commitment fees paid in Q3 2024 and YTD 2024. See "Capital Resources" below for a description of the Credit Facility as of the June 2024 Amendment, including amounts outstanding thereunder, and applicable interest rates, commitment fee rates and margins at September 30, 2024. No mandatory principal prepayments on any of our term loans based on excess cash flow or net cash proceeds will be required in 2024, but we are currently unable to determine whether any such prepayments will be required thereafter. Payment defaults under the Credit Facility will incur interest on unpaid amounts at an annual rate equal to the sum of (i) 2%, plus (ii) the rate per annum otherwise applicable to such unpaid amounts, or if no rate is specified or available, the rate per annum applicable to Base Rate revolving loans. If an event of default occurs and is continuing (and is not waived), the Administrative Agent may declare all amounts under the Credit Facility to be immediately due and payable, and may cancel the lenders' commitments to make further advances thereunder.

Financing Arrangements:

    See "Liquidity — Cash used in and provided by financing activities— Financing and Finance Costs" above for our contractual repayment obligations under the Credit Facility, as well as interest and commitment fees paid in Q3 2024, YTD 2024 and the respective prior year periods thereunder. Annual interest expense and fees under the Credit Facility, including the impact of our interest rate swap agreements, based on amounts and swap agreements outstanding as of September 30, 2024, are approximately $47 million. Interest rates applicable to outstanding borrowings under the Credit Facility at September 30, 2024 are described under "Capital Resources" below.

    We do not believe that the aggregate amounts outstanding under our Credit Facility at September 30, 2024 ($745.6 million under the Term Loans and $11.5 million in ordinary course L/Cs) had or will have a material adverse impact on our liquidity, our results of operations or financial condition (unless our debt obligations mature without refinancing). In addition, we do not believe that Intra-Quarter B/Rs have had (or future Intra-Quarter B/Rs will have) a material adverse impact on our liquidity, results of operations or financial condition. See "Capital Resources" below for a description of our available sources of liquidity.

However, our current outstanding indebtedness, and the mandatory prepayment provisions of the Credit Facility (described above), require us to use a portion of our cash flow to service such debt, and may reduce our ability to fund future acquisitions and/or to respond to unexpected capital requirements; limit our ability to obtain additional financing for future investments, working capital, or other corporate purposes; limit our ability to refinance our indebtedness on terms acceptable to us or at all; limit our flexibility to plan for and adjust to changing business and market conditions; increase our vulnerability to general adverse economic and industry conditions; and/or reduce our debt agency ratings. Existing or increased third-party indebtedness could have a variety of other adverse effects, including: (i) default and foreclosure on our assets if refinancing is unavailable on acceptable terms and we have insufficient funds to repay the debt obligations when due; and (ii) acceleration of such indebtedness or cross-defaults if we breach applicable financial or other covenants and such breaches are not waived.

    The Credit Facility contains restrictive covenants that limit our ability to engage in specified types of transactions, and limit share repurchases for cancellation if our consolidated secured leverage ratio (as defined in such facility) exceeds a specified amount, as well as specified financial covenants (described in "Capital Resources" below). Currently, we expect to remain in compliance with our Credit Facility covenants. However, our ability to maintain compliance with applicable financial covenants will depend on our ongoing financial and operating performance, which, in turn, may be impacted by economic conditions and financial, market, and competitive factors, many of which are beyond our control. A breach of any such covenants could result in a default under the instruments governing our indebtedness.

As at September 30, 2024, other than ordinary course L/Cs, nil was outstanding under the Revolver (December 31, 2023 — nil). See the Credit Facility activity table under "Financing and Finance Costs — Credit Agreement" above for Intra-Quarter B/Rs during recent periods. At September 30, 2024, nil of A/R were sold under our A/R sales program (December 31, 2023 — nil sold). In order to offset the impact of extended payment terms for particular customers on our working capital, we also participate in three customer SFPs, pursuant to which we sell A/R from such customers to third-party banks on an uncommitted basis to receive earlier payment. At September 30, 2024, nil of A/R were sold under the SFPs (December 31, 2023 — $18.6 million sold). We sold an aggregate of approximately $34 million in Q3 2024 and approximately $152 million in YTD 2024, respectively (Q3 2023 — $291 million; YTD 2023 — $1,873 million) under our A/R sales program and customer SFPs. See "Capital Resources" below for a description of our A/R sales program and SFPs. We vary the amounts we offer to sell under our A/R sales program and customer SFPs depending on our short-term ordinary course cash requirements.

We expect to fund our Finance Costs with cash on hand.

TRS:

We are party to the TRS Agreement with a third-party bank with respect to an original notional amount of 3.0 million of our Common Shares (Original Notional Amount) to manage our cash flow requirements and exposure to fluctuations in the price of our Common Shares in connection with the settlement of certain outstanding equity awards under our SBC plans. The counterparty under the TRS Agreement is obligated to make a payment to us upon its termination (in whole or in part) or expiration (Settlement) based on the increase (if any) in the value of the TRS (as defined in the TRS Agreement) over the agreement's term, in exchange for periodic payments made by us based on the counterparty's Common Share purchase costs and the Secured Overnight Financing Rate (SOFR) plus a specified margin. Similarly, if the value of the TRS (as defined in the TRS Agreement) decreases over the term of the TRS Agreement, we are obligated to pay the counterparty the amount of such decrease upon Settlement. The change in value of the TRS is determined by comparing the average amount realized by the counterparty upon the disposition of purchased Common Shares to the average amount paid for such Common Shares. In each of September 2023 and February 2024, we terminated a portion of the TRS Agreement by reducing the Original Notional Amount by 0.5 million Common Shares and 1.25 million Common Shares, respectively, and received $5.0 million and $32.3 million from the counterparty in connection therewith, respectively, which we recorded in cash provided by financing activities in our consolidated statement of cash flows. As the interest payments under the TRS Agreement will vary from period to period and the value of our Common Shares upon Settlement cannot be ascertained in advance, we cannot determine future interest and/or other payments that may be payable by (or to) us with respect to our TRS Agreement. We expect to fund required payments under our TRS Agreement from cash on hand.

Repatriations:

As at September 30, 2024, a significant portion of our cash and cash equivalents was held by foreign subsidiaries outside of Canada, a large part of which may be subject to withholding taxes upon repatriation under current tax laws. Cash and cash equivalents held by subsidiaries, which we do not intend to repatriate in the foreseeable future, are not subject to these withholding taxes. In Q3 2024 and YTD 2024, we repatriated approximately $72 million and $193 million, respectively, in cash from various of our foreign subsidiaries, and remitted withholding taxes of approximately $5 million and $7 million, respectively, in Q3 2024 and YTD 2024. We currently expect to repatriate an aggregate of approximately $190 million of cash in the foreseeable future from various foreign subsidiaries, and have recorded anticipated related withholding taxes as deferred income tax liabilities (approximately $16 million). While some of our subsidiaries are subject to local governmental restrictions on the flow of capital into and out of their jurisdictions (including in the form of cash dividends, loans or advances to us), which is required or desirable from time to time to meet our international working capital needs and other business objectives (as described above), these restrictions have not had (and are not reasonably likely to have) a material impact on our ability to meet our cash obligations. At September 30, 2024, we had approximately $170 million (December 31, 2023 — $285 million) of cash and cash equivalents held by foreign subsidiaries outside of Canada that we do not intend to repatriate in the foreseeable future.

Capital Expenditures:

Our capital spending varies each period based on, among other things, the timing of new business wins and forecasted sales levels. We currently estimate that capital spending for 2024 will be approximately 1.75% of revenue (consistent with our previous estimate of 1.5% to 2.0% of revenue), and expect to fund these expenditures from cash on hand and through the financing arrangements described below under "Capital Resources."

Common Share Repurchases:

We have funded and intend to continue to fund our Common Share repurchases under our NCIBs from cash on hand, borrowings under the Revolver, or a combination thereof. We have funded, and expect to continue to fund, Common Share repurchases to satisfy delivery obligations under SBC plan awards from cash on hand. The timing of, and the amounts paid for, these repurchases can vary from period to period. See "Summary of Q3 2024 and YTD 2024" above.

Restructuring Provision:

At September 30, 2024, our restructuring provision was $2.4 million, which we intend to fund from cash on hand.

Lease Obligations:

At September 30, 2024, we recognized a total of $207.2 million in lease liabilities (December 31, 2023 — $176.5 million). In addition to these lease liabilities, we have commitments under a real property lease in Richardson, Texas not recognized as liabilities as of September 30, 2024 because such lease had not yet commenced. A description of, and minimum lease obligations under, such lease are disclosed in note 24 to the 2023 AFS. All lease obligations are expected to be funded with cash on hand and through the financing arrangements described below under "Capital Resources."

Litigation and contingencies (including indemnities):

We are party to litigation, investigations and other claims that arise from time to time in the ordinary course of our operations, including legal, regulatory and tax proceedings. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity. See "Operating Results — Income Taxes" above for a description of an ongoing Romanian income and value-added tax matter.

We provide routine indemnifications, the terms of which range in duration and scope, and often are not explicitly defined, including for third-party intellectual property infringement, certain negligence claims, and for our directors and officers. We have also provided indemnifications in connection with the sale of certain assets, and the underwritten secondary public offerings completed by Onex in each of June and August 2023. The maximum potential liability from these indemnifications cannot be reasonably estimated. In some cases, we have recourse against other parties or insurance to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

Capital Resources

Our capital resources consist of cash provided by operating activities, access to the Revolver, uncommitted intraday and overnight bank overdraft facilities, an uncommitted A/R sales program, three uncommitted SFPs, and our ability to issue debt or equity securities. We regularly review our borrowing capacity and make adjustments, as permitted, for changes in economic conditions and changes in our requirements. We centrally manage our funding and treasury activities in accordance with corporate policies, and our main objectives are to ensure appropriate levels of liquidity, to have funds available for working capital or other investments we determine are required to grow our business, to comply with debt covenants, to maintain adequate levels of insurance, and to balance our exposures to market risks.

At September 30, 2024, we had cash and cash equivalents of $398.5 million (December 31, 2023 — $370.4 million), the majority of which were denominated in U.S. dollars. Our cash and cash equivalents are subject to intra-quarter swings, generally related to the timing of A/R collections, inventory purchases and payments, and other capital uses.

    As of September 30, 2024, an aggregate of $745.6 million was outstanding under the New Term Loans, and other than ordinary course L/Cs, no amounts were outstanding under the Revolver (December 31, 2023 — $608.9 million outstanding under our prior term loans, and other than ordinary course L/Cs, no amounts outstanding under the Revolver). See "Liquidity — Cash used in and provided by financing activities — Financing and Finance Costs" above for a discussion of amounts borrowed and repaid under our Credit Facility during YTD 2024 and 2023. Except under specified circumstances, and subject to the payment of breakage costs (if any), we are generally permitted to make voluntary prepayments of outstanding amounts under the Revolver and the New Term Loans without any other premium or penalty. Repaid amounts on the New Term Loans may not be re-borrowed. Repaid amounts on the Revolver may be re-borrowed. As of September 30, 2024, we had $738.5 million available under the Revolver for future borrowings, reflecting outstanding L/Cs (December 31, 2023 — $589.5 million of availability).

    The Credit Facility has an accordion feature that allows us to increase the New Term Loans and/or commitments under the Revolver by $200.0 million, plus an unlimited amount to the extent that a specified leverage ratio on a pro forma basis does not exceed specified limits, in each case on an uncommitted basis and subject to the satisfaction of certain terms and conditions. The Revolver also includes a $50.0 million sub-limit for swing-line loans, and a $150.0 million sub-limit for L/Cs thereunder, in each case subject to the overall Revolver credit limit. The Revolver permits us and certain designated subsidiaries to borrow funds (subject to specified conditions) for general corporate purposes, including for capital expenditures, certain acquisitions, and working capital needs. See note 7 to the Q3 2024 Interim Financial Statements for a description of the current range of interest rates, margins and commitment fees applicable to borrowings under the Credit Facility.

At September 30, 2024, outstanding amounts under the Term A Loan bore interest at Adjusted Term SOFR (term SOFR plus 0.1%) plus 1.75%, and outstanding amounts under the Term B Loan bore interest at term SOFR plus 1.75% (no amounts were outstanding under the Revolver).

    In order to partially hedge against our exposure to interest rate variability on our New Term Loans, we are party to various agreements with third-party banks to swap the variable interest rate with a fixed rate of interest. At September 30, 2024, we had interest rate swaps hedging the interest rate risk associated with $130.0 million of our Term A Loan borrowings and $200.0 million of our Term B Loan borrowings, each of which expire in December 2025. Prior to the June 2024 Amendment, these interest rate swaps were used to hedge $100.0 million of our Initial Term Loan borrowings and $230.0 million of our Incremental Term Loan borrowings. We continue to apply hedge accounting to our interest rate swaps, as the term loan borrowings prior to and subsequent to the June 2024 Amendment share the same floating interest rate risk. The option to cancel up to $50.0 million of the notional amount of the interest rate swaps on the Incremental Term Loan from January 2024 through October 2025 was terminated in January 2024.

At September 30, 2024, the interest rate risk related to $415.6 million of borrowings under the Credit Facility was unhedged, consisting of $415.6 million of unhedged amounts outstanding under the New Term Loans (December 31, 2023 — aggregate of $278.9 million under the Initial Term Loan and the Incremental Term Loan).

    We are required to comply with certain restrictive covenants under the Credit Facility, including those relating to the incurrence of certain indebtedness, the existence of certain liens, the sale of certain assets, specified investments and payments, sale and leaseback transactions, and certain financial covenants relating to a defined interest coverage ratio and leverage ratio that are tested on a quarterly basis. At September 30, 2024, we were in compliance with all restrictive and financial covenants under the Credit Facility. Our Credit Facility also limits share repurchases for cancellation if our consolidated secured leverage ratio (as defined in such facility) exceeds a specified amount (Repurchase Restriction). The Repurchase Restriction did not prohibit share purchases during Q3 2024 or at September 30, 2024. The obligations under the Credit Facility are guaranteed by us and certain specified subsidiaries. Subject to specified exemptions and limitations, all assets of the guarantors are pledged as security for the obligations under the Credit Facility. The Credit Facility contains customary events of default. If an event of default occurs and is continuing (and is not waived), the Administrative Agent may declare all amounts outstanding under the Credit Facility to be immediately due and payable and may cancel the lenders’ commitments to make further advances thereunder. In the event of a payment or other specified defaults, outstanding obligations accrue interest at a specified default rate.

    At September 30, 2024, we had $11.5 million outstanding in L/Cs under the Revolver (December 31, 2023 — $10.5 million). We also arrange bank guarantees and surety bonds outside of the Revolver. At September 30, 2024, we had $23.9 million of bank guarantees and surety bonds outstanding (December 31, 2023 — $16.5 million).

    At September 30, 2024, we also had a total of $198.5 million in uncommitted bank overdraft facilities available for intraday and overnight operating requirements (December 31, 2023 — $198.5 million). There were no amounts outstanding under these overdraft facilities at September 30, 2024 or December 31, 2023.

We are party to an agreement with a third-party bank to sell up to $450.0 million in A/R on an uncommitted, revolving basis, subject to pre-determined limits by customer. This agreement provides for automatic annual one-year extensions. This agreement may be terminated at any time by the bank or by us upon 3 months' prior notice, or by the bank upon specified defaults. We also participate in three customer SFPs, pursuant to which we sell A/R from the relevant customer to third-party banks on an uncommitted basis to receive earlier payment (substantially offsetting the effect of such customer's extended payment terms on our working capital for the period). The SFPs have indefinite terms and may be terminated at any time by the customer or by us upon specified prior notice. A/R are sold under these arrangements net of discount charges. See note 5 to the Q3 2024 Interim Financial Statements for further detail. As our A/R sales program and the SFPs are on an uncommitted basis, there can be no assurance that any of the banks will purchase any of the A/R we intend to sell to them thereunder. However, as the A/R that we offer to sell under these programs are largely from customers we deem to be creditworthy, we believe that such offers will continue to be accepted. See "Liquidity — Cash requirements — Financing Arrangements" above for a description of A/R amounts sold under these arrangements at September 30, 2024 and December 31, 2023, and during Q3 2024, YTD 2024 and the respective prior year periods.

The timing and the amounts we borrow and repay under our Revolver (including Intra-Quarter B/Rs) and overdraft facilities, or sell under the SFPs or our A/R sales program, can vary significantly from month-to-month depending on our working capital and other cash requirements. See "Operating Results — Finance Costs and Finance Income" and "Liquidity — Cash used in and provided by financing activities — Financing and Finance Costs" and "Liquidity — Cash requirements — Financing Arrangements" above.

    Our strategy on capital risk management has not changed significantly since the end of 2023. Other than the restrictive and financial covenants associated with our Credit Facility noted above, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.

Financial instruments and financial risks:

We are exposed to a variety of risks associated with financial instruments and otherwise. Except as set forth below, there have been no material changes to our primary market risk exposures or our management of such exposures during Q3 2024 or YTD 2024 from the description set forth in note 20 to our 2023 AFS and under "Capital Resources — Financial instruments and financial risks" in Item 5 of the 2023 20-F.

Currency risk: We enter into foreign currency forward contracts to hedge our cash flow exposures and swaps to hedge our monetary asset and liability exposures, generally for periods of up to 12 months, and to lock in the exchange rates for future foreign currency transactions, which is intended to reduce the foreign currency risk related to our operating costs and future cash flows denominated in local currencies. See note 11 to our Q3 2024 Interim Financial Statements for a listing of our foreign currency forwards and swaps to trade U.S. dollars in exchange for specified currencies at September 30, 2024. The aggregate fair value of the outstanding contracts at September 30, 2024 was a net unrealized gain of $19.4 million (December 31, 2023 — net unrealized gain of $6.5 million), resulting from fluctuations in foreign exchange rates between the contract execution and the period-end date.

Equity price risk: See "Liquidity — Cash requirements — TRS" above for a description of the TRS Agreement. If the value of the TRS (as defined in the TRS Agreement) decreases over the term of the TRS Agreement, we are obligated to pay the counterparty the amount of such decrease upon Settlement. As a result, the TRS Agreement is subject to equity price risk. By the end of Q1 2023, the counterparty to the TRS had acquired the entire Original Notional Amount at a weighted average price of $12.73 per share. In each of September 2023 and February 2024, we terminated a portion of the TRS Agreement by reducing the Original Notional Amount by 0.5 million Common Shares and 1.25 million Common Shares, respectively. As of September 30, 2024, the fair value of the TRS Agreement was an unrealized gain of $47.8 million (December 31, 2023 — $40.6 million), which we recorded in other current assets on our consolidated balance sheet. A one dollar decrease in our Common Share price would decrease the value of the TRS as of September 30, 2024 by $1.3 million.

Interest rate risk: Borrowings under the Credit Facility bear interest at specified rates, plus specified margins (described in note 7 to our Q3 2024 Interim Financial Statements), and expose us to interest rate risk due to the potential variability of market interest rates. In order to partially hedge against our exposure to interest rate variability on our Term Loans, we have entered into various agreements with third-party banks to swap the variable interest rate with a fixed rate of interest for a portion of the borrowings under our New Term Loans (described above). At September 30, 2024, the fair value of our interest rate swap agreements was an unrealized gain of $6.3 million (December 31, 2023 — an unrealized gain of $13.2 million). A downward shift of the forward interest rate curve would decrease the amount of the gain. A one-percentage point increase in relevant interest rates would increase interest expense, based on outstanding borrowings under the Credit Facility at September 30, 2024, by $4.2 million annually, including the impact of our interest rate swap agreements, and by $7.5 million annually, without accounting for such agreements.

Related Party Transactions

For a discussion of prior related party arrangements and transactions involving the Company and Onex, our former controlling shareholder, see "Recent Developments — Secondary Offerings and Related Matters" and "Related Party Transactions" in Item 5 of our 2023 20-F. Other than our indemnification agreements in favor of Onex in connection with the June Secondary Offering and August Secondary Offering, all arrangements and transactions with Onex have terminated, and Onex is no longer a related party.

Outstanding Share Data

As of October 18, 2024, we had 116,359,313 outstanding Common Shares. As of such date, we also had 70,888 outstanding stock options, 2,676,814 outstanding RSUs, 3,113,029 outstanding PSUs assuming vesting of 100% of the target amount granted (PSUs that will vest range from 0% to 200% of the target amount granted), and 722,565 outstanding DSUs; each vested option or unit entitling the holder thereof to receive one Common Share (or in certain cases, cash) pursuant to the terms thereof, subject to certain time or performance-based vesting conditions.

Controls and Procedures

Evaluation of disclosure controls and procedures:

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act) designed to ensure that information we are required to disclose in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the U.S. Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Management, under the supervision of and with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2024. Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of September 30, 2024, our disclosure controls and procedures are effective to meet the requirements of Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluation of controls can provide absolute assurance that all control issues within a company have been detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met.

Changes in internal control over financial reporting:

We did not identify any change in our internal control over financial reporting in connection with our evaluation thereof that occurred during Q3 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Unaudited Quarterly Financial Highlights

Q3 2024 compared to Q2 2024:

    Total revenue for Q3 2024 increased $107.6 million or 4% compared to Q2 2024. ATS segment revenue increased $46.4 million (6%) in Q3 2024 compared to Q2 2024 mainly due to increased demand in our Industrial, Capital Equipment and A&D businesses. CCS segment revenue increased $61.2 million (4%) in Q3 2024 compared to Q2 2024. Communications end market revenue increased $132.1 million (14%) sequentially, primarily due to demand increases for networking products from hyperscaler customers. Enterprise end market revenue decreased $70.9 million (10%) sequentially, due to a technology transition in a large sole-sourced server program, partially offset by higher demand in our storage business. Gross profit for Q3 2024 increased sequentially by $3.0 million (1%), primarily due to the higher revenue in Q3 2024. Gross margin decreased from 10.7% in Q2 2024 to 10.4% in Q3 2024 primarily due to a $9.8 million unfavorable change in TRS FVAs recorded in cost of sales. CCS segment income for Q3 2024 of $128.7 million increased $12.2 million from Q2 2024 and CCS segment margin increased from 7.2% in Q2 2024 to 7.6% in Q3 2024, driven by operating leverage and related production efficiencies. ATS segment income for Q3 2024 of $39.0 million increased by $3.7 million from Q2 2024 and ATS segment margin increased from 4.6% in Q2 2024 to 4.8% in Q3 2024 due to operating leverage across a majority of our ATS businesses and improved mix. Net earnings for Q3 2024 of $91.7 million decreased $7.9 million compared to net earnings of $99.6 million for Q2 2024, primarily due to $11.8 million in higher SG&A and $13.2 million in higher income tax expense, partially offset by $9.1 million in lower net Other Charges and $9.0 million in lower Finance Costs. Higher sequential SG&A was primarily due to a $13.6 million unfavorable change in TRS FVAs recorded in SG&A. Higher sequential income tax expense was primarily due to the $7.5 million DTA Recognition recorded in Q2 2024 and higher taxable earnings in Q3 2024. Lower net Other Charges in Q3 2024 compared to Q2 2024 were primarily due to $5.0 million in lower restructuring charges in Q3 2024 and $3.4 million of Transition Costs related to the Purchaser Lease recorded in Q2 2024. Lower sequential Finance Costs were primarily due to the following expenses recorded in Q2 2024: (i) $5.2 million in fees and costs incurred in connection with the June 2024 Amendment and (ii) $0.8 million in accelerated amortization of unamortized deferred financing costs in connection with the related termination of one of our prior term loans.

Select Q3 2024 Results:

	Q3 2024 Actual	Q3 2024 Guidance
IFRS revenue (in billions)	$2.500	$2.325 to $2.475
IFRS earnings from operations as a % of revenue	5.5%	N/A
Non-IFRS operating margin*	6.7%	6.3% at the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges
IFRS SG&A (in millions)	$91.9	N/A
Non-IFRS adjusted SG&A* (in millions)	$79.8	$73 to $75
IFRS EPS (diluted)(1)	$0.77	N/A
Non-IFRS adjusted EPS*	$1.04	$0.86 to $0.96
*These non-IFRS financial measures (including ratios) do not have standardized meanings and may not be comparable to similar measures presented by other companies. A discussion of non-IFRS financial measures included herein, and a reconciliation of historical non-IFRS financial measures to the most directly-comparable IFRS financial measures, is set forth in "Non-IFRS Financial Measures" below.

(1)IFRS EPS of $0.77 for Q3 2024 included an aggregate charge of $0.20 (pre-tax) per share for employee SBC expense, amortization of intangible assets (excluding computer software), and restructuring charges. See "Operating Results" above and "Non-IFRS Financial Measures" below for per-item charges. This aggregate charge was within our Q3 2024 guidance range of between $0.16 to $0.22 per share for these items.

For Q3 2024, our revenue exceeded the high end of our guidance range due to higher-than-anticipated customer demand in our CCS segment. Our non-IFRS operating margin for Q3 2024 exceeded the mid-point of our revenue and non-

IFRS adjusted EPS guidance ranges and our Q3 2024 non-IFRS adjusted EPS exceeded the high end of our guidance range, primarily driven by unanticipated operating leverage in our CCS segment. Our non-IFRS adjusted SG&A for Q3 2024 exceeded the high end of our guidance range primarily due to the impact of foreign exchange. Our IFRS effective tax rate for Q3 2024 was 27%. Our non-IFRS adjusted effective tax rate for Q3 2024 was 21%, higher than our anticipated estimate of approximately 20%, mainly due to jurisdictional profit mix.

Non-IFRS Financial Measures

Management uses adjusted net earnings and the other non-IFRS financial measures (including ratios based on non-IFRS financial measures) described herein to (i) assess operating performance and the effective use and allocation of resources, (ii) provide more meaningful period-to-period comparisons of operating results, (iii) enhance investors' understanding of the core operating results of our business, and (iv) set management incentive targets. We believe the non-IFRS financial measures we present herein are useful to investors, as they enable investors to evaluate and compare our results from operations in a more consistent manner (by excluding specific items that we do not consider to be reflective of our core operations), to evaluate cash resources that we generate from our business each period, and to provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. In addition, management believes that the use of a non-IFRS adjusted tax expense and a non-IFRS adjusted effective tax rate provide improved insight into the tax effects of our core operations, and are useful to management and investors for historical comparisons and forecasting. These non-IFRS financial measures result largely from management's determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of our core operations. We believe investors use both IFRS and non-IFRS financial measures to assess management's past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations.

Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies that report under IFRS, or who report under U.S. GAAP and use non-GAAP financial measures to describe similar financial metrics.

Non-IFRS financial measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any IFRS financial measure. The most significant limitation to management's use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS financial measures are nonetheless recognized under IFRS and have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of our performance, and reconciling non-IFRS financial measures back to the most directly comparable financial measures determined under IFRS.

    The following non-IFRS financial measures are included in this MD&A: adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted SG&A, adjusted SG&A as a percentage of revenue, non-IFRS operating earnings (or adjusted EBIAT), non-IFRS operating margin (non-IFRS operating earnings or adjusted EBIAT as a percentage of revenue), adjusted net earnings, adjusted EPS, adjusted ROIC, adjusted free cash flow, adjusted tax expense and adjusted effective tax rate. Adjusted EBIAT, adjusted ROIC, adjusted free cash flow, adjusted tax expense and adjusted effective tax rate are further described in the tables below. In calculating the following non-IFRS financial measures: adjusted gross profit, adjusted gross margin, adjusted SG&A, adjusted SG&A as a percentage of revenue, non-IFRS operating earnings, non-IFRS operating margin, adjusted net earnings, adjusted EPS, adjusted tax expense, and adjusted effective tax rate, management excludes the following items (where indicated): employee SBC expense, TRS FVAs, amortization of intangible assets (excluding computer software), and Other Charges (Recoveries) (defined below), all net of the associated tax adjustments (quantified in the table below), and any non-core tax impacts (tax adjustments related to acquisitions, and certain other tax costs or recoveries related to restructuring actions or restructured sites). The economic substance of these exclusions (where applicable to the periods presented) and management's rationale for excluding them from non-IFRS financial measures is provided below. In addition, in calculating adjusted net earnings, adjusted EPS, adjusted tax expense and adjusted effective tax rate for YTD 2024, (i) management also excluded the one-time Q1 2024 portion of the negative tax impact arising from the enactment of Pillar Two (global minimum tax) legislation in Canada recorded in Q2 2024 and incremental withholding tax accrued in such quarter to minimize its impact (Pillar Two Tax Adjustments), as such portion is not attributable to our on-going operations for subsequent periods; and (ii) commencing in Q2 2024, management excludes Refinancing Charges (Gains) (defined below). The determination of our non-IFRS adjusted effective tax rate, adjusted free cash flow, and adjusted ROIC is described in footnote 2, 3 and 4 to the table below, respectively.

Employee SBC expense, which represents the estimated fair value of stock options, RSUs and PSUs granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude employee SBC expense in assessing operating performance, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do.

TRS FVAs represent mark-to-market adjustments to our TRS, as the TRS is recorded at fair value at each quarter end. We exclude the impact of these non-cash fair value adjustments (both positive and negative), as they reflect fluctuations in the market price of our Common Shares from period to period, and not our ongoing operating performance. In addition, we believe that excluding these non-cash adjustments permits a better comparison of our core operating results to those of our competitors.

Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangible assets varies among our competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges in assessing operating performance.

Other Charges (Recoveries) consist of, when applicable: Restructuring Charges, net of recoveries (defined below); Transition Costs (Recoveries) (defined below); net Impairment charges (defined below); Acquisition Costs (Recoveries); legal settlements (recoveries); post-employment benefit plan losses; in Q2 2023 and Q3 2023, Secondary Offering Costs (defined below), and commencing in Q2 2023, related costs pertaining to certain accounting considerations. We exclude these charges and recoveries because we believe that they are not directly related to ongoing operating results, and do not reflect expected future operating expenses after completion of these activities or incurrence of the relevant costs or recoveries. Our competitors may record similar charges and recoveries at different times, and we believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these types of charges and recoveries in assessing operating performance.

Restructuring Charges, net of recoveries, consist of costs relating to: employee severance, lease terminations, site closings and consolidations, accelerated depreciation of owned property and equipment which are no longer used and are available for sale and reductions in infrastructure.

    Transition Costs consist of costs recorded in connection with: (i) the transfer of manufacturing lines from closed sites to other sites within our global network; (ii) the sale of real properties unrelated to restructuring actions (Property Dispositions); and (iii) specified charges related to the Purchaser Lease. Transition Costs consist of direct relocation and duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition periods, as well as cease-use and other costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations, transfers and dispositions. As part of our 2019 Toronto real property sale, we entered into the Purchaser Lease. Consistent with our prior treatment of duplicate and idle premises costs incurred as a result of such property sale, the excess of rental expenses attributable to space subleased in Q3 2023 under the Purchaser Lease over anticipated sublease rental recoveries were recorded as Transition Costs ($3.9 million charge) in Q3 2023, as we previously extended (on a long-term basis) the lease on our current corporate headquarters due to several Purchaser Lease commencement date delays. Similarly, as the Purchaser Lease commenced in June 2024, we recorded a $3.4 million charge in Q2 2024 as Transition Costs, representing the write-down of ROU assets under the Purchaser Lease with respect to non-subleased space. Transition Recoveries consist of any gains recorded in connection with Property Dispositions. We believe that excluding these costs and recoveries permits a better comparison of our core operating results from period-to-period, as these costs or recoveries do not reflect our ongoing operations once these specified events are complete.

    Impairment charges, which consist of non-cash charges against goodwill, intangible assets, property, plant and equipment, and right-of-use (ROU) assets, result primarily when the carrying value of these assets exceeds their recoverable amount.

Secondary Offering Costs consisted of costs associated with June Secondary Offering and August Secondary Offering, in Q2 2023 and Q3 2023. We believe that excluding Secondary Offering Costs permits a better comparison of our core operating results from period-to-period, as they did not reflect our ongoing operations, and are no longer applicable as such conversions and sales are complete.

Refinancing Charges (Gains) consist of costs (gains) recorded as Finance Costs (Income) in connection with refinancings of our credit facility. In Q2 2024, we amended and restated our credit facility agreement. In connection therewith, our Initial Term Loan and Incremental Term Loan were repaid in full, terminated and replaced with the Term B Loan and Term A Loan. Refinancing Charges for YTD 2024 consist of the $5.2 million in fees and costs incurred in connection with such amendment and restatement, and the $0.8 million in accelerated amortization of unamortized deferred financing costs recorded as a result of the related termination of the Initial Term Loan. Notwithstanding the termination of the Incremental Term Loan and its replacement with the Term A Loan, for accounting purposes, this portion of the transaction was treated as a modification of the Incremental Term Loan, resulting in the $5.5 million Refinancing Gain for YTD 2024. Refinancing Charges (Gains) are excluded in our determination of adjusted net earnings, adjusted EPS, adjusted tax expense and adjusted effective tax rate, as management believes that such exclusions (both positive and negative) permit a better comparison of our core operating results from period-to-period, as these costs and gains are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of the applicable refinancing transaction.
Non-core tax impacts are excluded, as we believe that these costs or recoveries do not reflect core operating performance and vary significantly among those of our competitors who also generally exclude these costs or recoveries in assessing operating performance.

The following table sets forth, for the periods indicated, the various non-IFRS financial measures discussed above, and a reconciliation of such non-IFRS financial measures to the most directly comparable financial measures determined under IFRS (in millions, except percentages and per share amounts):

	Three months ended September 30				Nine months ended September 30
	2023		2024		2023		2024
		% of revenue		% of revenue		% of revenue		% of revenue
IFRS revenue	$2,043.3		$2,499.5		$5,820.5		$7,100.3

IFRS gross profit	$206.7	10.1%	$259.1	10.4%	$555.3	9.5%	$744.0	10.5%
Employee SBC expense	5.1		5.6		18.4		20.2
TRS FVAs: losses (gains)	(11.8)		2.7		(13.8)		(17.2)
Non-IFRS adjusted gross profit	$200.0	9.8%	$267.4	10.7%	$559.9	9.6%	$747.0	10.5%

IFRS SG&A	$56.9	2.8%	$91.9	3.7%	$203.9	3.5%	$237.2	3.3%
Employee SBC expense	(7.8)		(7.1)		(27.4)		(27.1)
TRS FVAs: (losses) gains	17.6		(5.0)		20.4		22.3
Non-IFRS adjusted SG&A	$66.7	3.3%	$79.8	3.2%	$196.9	3.4%	$232.4	3.3%

IFRS earnings from operations	$117.4	5.7%	$136.4	5.5%	$264.6	4.5%	$404.3	5.7%
Employee SBC expense	12.9		12.7		45.8		47.3
TRS FVAs: losses (gains)	(29.4)		7.7		(34.2)		(39.5)
Amortization of intangible assets (excluding computer software)	9.2		9.9		27.6		28.9
Other Charges, net of Recoveries	5.6		1.0		13.7		15.9
Non-IFRS operating earnings (adjusted EBIAT)(1)	$115.7	5.7%	$167.7	6.7%	$317.5	5.5%	$456.9	6.4%

IFRS net earnings	$80.2	3.9%	$91.7	3.7%	$160.4	2.8%	$293.0	4.1%
Employee SBC expense	12.9		12.7		45.8		47.3
TRS FVAs: losses (gains)	(29.4)		7.7		(34.2)		(39.5)
Amortization of intangible assets (excluding computer software)	9.2		9.9		27.6		28.9
Other Charges, net of Recoveries	5.6		1.0		13.7		15.9
Refinancing Charges, net of Refinancing Gains	—		—		—		0.5
Adjustments for taxes(2)	(0.3)		0.8		(11.3)		(11.3)
Non-IFRS adjusted net earnings	$78.2		$123.8		$202.0		$334.8

Diluted EPS
Weighted average # of shares (in millions)	119.6		118.9		120.5		119.1
IFRS earnings per share	$0.67		$0.77		$1.33		$2.46
Non-IFRS adjusted earnings per share	$0.65		$1.04		$1.68		$2.81
# of shares outstanding at period end (in millions)	119.4		116.4		119.4		116.4

IFRS cash provided by operations	$88.4		$144.8		$290.9		$399.0
Purchase of property, plant and equipment, net of sales proceeds	(26.2)		(46.0)		(90.5)		(120.4)
Lease payments	(12.8)		(13.0)		(36.9)		(37.6)
Finance Costs Paid	(15.3)		(11.3)		(53.4)		(38.0)
Non-IFRS adjusted free cash flow(3)	$34.1		$74.5		$110.1		$203.0

IFRS ROIC %(4)	21.8%		23.3%		16.5%		23.6%
Non-IFRS adjusted ROIC %(4)	21.5%		28.6%		19.8%		26.7%

(1)  Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess performance related to our core operations. Non-IFRS operating earnings is defined as earnings from operations before employee SBC expense, TRS FVAs (defined above), amortization of intangible assets (excluding computer software), and Other Charges (Recoveries) (defined above). See "Operating Results — Other Charges, net of Recoveries" for separate quantification and discussion of the components of Other Charges (Recoveries) for the periods set forth herein. Non-IFRS operating margin is non-IFRS operating earnings as a percentage of revenue.
(2)   The adjustments for taxes, as applicable, represent the tax effects of our non-IFRS adjustments (see below).

The following table sets forth a reconciliation of our non-IFRS adjusted tax expense and our non-IFRS adjusted effective tax rate to our IFRS tax expense and IFRS effective tax rate, respectively, for the periods indicated, in each case determined by excluding the tax benefits or costs associated with the listed items (in millions, except percentages) from our IFRS tax expense for such periods. Our IFRS effective tax rate is determined by dividing (i) IFRS tax expense by (ii) earnings from operations minus Finance Costs net of Finance Income; our non-IFRS adjusted effective tax rate is determined by dividing (i) non-IFRS adjusted tax expense by (ii) non-IFRS operating earnings minus Finance Costs, net of Finance Income.

	Three months ended		Nine months ended
	September 30		September 30
	2023	2024	2023	2024
IFRS tax expense	$18.9	$33.7	$42.1	$68.1

Add-backs to (deductions from) IFRS tax expense representing the tax benefits or costs associated with the following items*:
Employee SBC expense and TRS FVAs	(1.1)	(1.4)	7.6	9.0
Amortization of intangible assets (excluding computer software)	0.7	0.7	2.2	2.3
Other Charges, net of Recoveries	0.7	(0.1)	1.5	0.6
Non-core tax adjustment for NCS acquisition	—	—	—	7.5
Pillar Two Tax Adjustments	—	—	—	(8.1)
Non-IFRS adjusted tax expense	$19.2	$32.9	$53.4	$79.4

IFRS tax expense	$18.9	$33.7	$42.1	$68.1

Earnings from operations	$117.4	$136.4	$264.6	$404.3
Finance Costs, net of Finance Income	(18.3)	(11.0)	(62.1)	(43.2)
	$99.1	$125.4	$202.5	$361.1

IFRS effective tax rate	19%	27%	21%	19%

Non-IFRS adjusted tax expense	$19.2	$32.9	$53.4	$79.4

Non-IFRS operating earnings	$115.7	$167.7	$317.5	$456.9
Finance Costs, net of Finance Income	(18.3)	(11.0)	(62.1)	(43.2)
	$97.4	$156.7	$255.4	$413.7

Non-IFRS adjusted effective tax rate	20%	21%	21%	19%
* Tax impact associated with Refinancing Charges, net of Refinancing Gains in YTD 2024 was insignificant, and was inapplicable to the other periods presented above.

(3)  Management uses non-IFRS adjusted free cash flow as a measure, in addition to IFRS cash provided by (used in) operations, to assess our operational cash flow performance. We believe non-IFRS adjusted free cash flow provides another level of transparency to our liquidity. Non-IFRS adjusted free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property, when applicable), lease payments, and Finance Costs Paid (defined under "Liquidity — Non-IFRS adjusted free cash flow" above). We do not consider debt issuance costs paid ($0.6 million in Q3 2024 and $9.6 million in YTD 2024; $0.4 million in Q3 2023 and YTD 2023) or credit facility waiver fees paid (when applicable) to be part of our ongoing financing expenses. As a result, these costs are excluded from our definition of Finance Costs Paid for our determination of non-IFRS adjusted free cash flow. We believe that excluding Finance Costs Paid from cash provided by operations in the determination of non-IFRS adjusted free cash flow provides useful insight for assessing the performance of our core operations. Note, however, that non-IFRS adjusted free cash flow does not represent residual cash flow available to Celestica for discretionary expenditures.

(4)   Management uses non-IFRS adjusted ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Non-IFRS adjusted ROIC is calculated by dividing annualized non-IFRS adjusted EBIAT by average net invested capital for the period. Net invested capital (calculated in the tables below) is derived from IFRS financial measures, and is defined as total assets less: cash, ROU assets, accounts payable, accrued and other current liabilities, provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a four-point average to calculate average net invested capital for the nine-month period. Average net invested capital for Q3 2024 is the average of net invested capital as at June 30, 2024 and September 30, 2024, and average net invested capital for YTD 2024 is the average of net invested capital as at December 31, 2023, March 31, 2024, June 30, 2024 and September 30, 2024. A comparable financial measure to non-IFRS adjusted ROIC determined using IFRS measures would be calculated by dividing annualized IFRS earnings from operations by average net invested capital for the period.

The following table sets forth, for the periods indicated, our calculation of IFRS ROIC % and non-IFRS adjusted ROIC % (in millions, except IFRS ROIC % and non-IFRS adjusted ROIC %):

	Three months ended		Nine months ended
	September 30		September 30
	2023	2024	2023	2024

IFRS earnings from operations	$117.4	$136.4	$264.6	$404.3
Multiplier to annualize earnings	4	4	1.333	1.333
Annualized IFRS earnings from operations	$469.6	$545.6	$352.7	$538.9

Average net invested capital for the period	$2,155.9	$2,346.0	$2,141.5	$2,281.7

IFRS ROIC %(1)	21.8%	23.3%	16.5%	23.6%

	Three months ended		Nine months ended
	September 30		September 30
	2023	2024	2023	2024

Non-IFRS operating earnings (adjusted EBIAT)	$115.7	$167.7	$317.5	$456.9
Multiplier to annualize earnings	4	4	1.333	1.333
Annualized non-IFRS adjusted EBIAT	$462.8	$670.8	$423.2	$609.0

Average net invested capital for the period	$2,155.9	$2,346.0	$2,141.5	$2,281.7

Non-IFRS adjusted ROIC %(1)	21.5%	28.6%	19.8%	26.7%

	December 31 2023	March 31 2024	June 30 2024	September 30 2024
Net invested capital consists of:
Total assets	$5,890.7	$5,717.1	$5,882.4	$5,926.8
Less: cash	370.4	308.1	434.0	398.5
Less: ROU assets	154.0	180.1	188.6	167.8
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	3,167.9	2,992.6	2,949.3	2,979.1
Net invested capital at period end(1)	$2,198.4	$2,236.3	$2,310.5	$2,381.4

	December 31 2022	March 31 2023	June 30 2023	September 30 2023
Net invested capital consists of:
Total assets	$5,628.0	$5,468.1	$5,500.5	$5,745.3
Less: cash	374.5	318.7	360.7	353.1
Less: ROU assets	138.8	133.1	146.5	157.8
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	3,003.0	2,873.9	2,870.6	3,045.4
Net invested capital at period end(1)	$2,111.7	$2,142.4	$2,122.7	$2,189.0
(1) See footnote 4 on the previous page.